Exemption #: 82-5037

April 12, 2006

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of the First Supplemental Indenture to Trust Indenture. This was filed with the Toronto Stock Exchange and provincial securities commissions.

2. A copy of the Trust Indenture. These were mailed to the shareholders and filed with the Toronto Stock Exchange and provincial securities commissions..

Yours very truly,

Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

dlw 4/17

Execution Copy

SASKATCHEWAN WHEAT POOL INC.

- and -

CIBC MELLON TRUST COMPANY

FIRST SUPPLEMENTAL INDENTURE TO TRUST INDENTURE

OSLER, HOSKIN & HARCOURT LLP

April 6, 2006

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

Page

SASKATCHEWAN WHEAT POOL INC.
SERIES 2006-1 NOTES

FIRST SUPPLEMENTAL INDENTURE

This First Supplemental Indenture is dated as of the 6 day of April, 2006.

B E T W E E N:

SASKATCHEWAN WHEAT POOL INC., a corporation existing under the laws of Canada,

(the "**Corporation**")

- and -

CIBC MELLON TRUST COMPANY, a trust company existing under the laws of Canada and authorized to carry on the business of a trust company in all of the provinces and territories of Canada,

(the "**Trustee**")

WHEREAS by a Trust Indenture dated as of April 6, 2006, between the Corporation and the Trustee (the **"Trust Indenture")**, provision was made for the issuance of Notes in one or more Series, unlimited as to aggregate principal amount but issuable only upon the terms and subject to the conditions therein provided;

AND WHEREAS pursuant to an underwriting agreement dated as of March 30, 2006 (the **"Underwriting Agreement")** among the Corporation and TD Securities Inc., Genuity Capital Markets and RBC Dominion Securities Inc. (collectively, the **"Underwriters")**, the Corporation has agreed to create and issue pursuant to the Trust Indenture and this Supplemental Indenture, $100,000,000 principal amount of Notes designated as "8.0% Senior Unsecured Notes, Series 2006-1, due April 8, 2013" (the **"Series 2006-1 Notes")**;

AND WHEREAS the Corporation wishes to apply the net proceeds of the Series 2006-1 Notes referred to in the previous recital in accordance with the terms of Section 2.5 of the Trust Indenture and for the purposes set out in this Supplemental Indenture;

AND WHEREAS this Supplemental Indenture is executed pursuant to all necessary authorizations and resolutions of the Corporation to authorize the creation, issuance and delivery of the Series 2006-1 Notes and to establish the terms, provisions and conditions thereof;

AND WHEREAS this Supplemental Indenture is hereinafter sometimes referred to as the **"First Supplemental Indenture"**;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not the Trustee;

NOW THEREFORE THIS FIRST SUPPLEMENTAL INDENTURE WITNESSES that in consideration of the premises, covenants and agreements herein contained and the sum of Ten Dollars ($10.00) now paid by each of the parties hereto to the other (the receipt and sufficiency of which are hereby acknowledged by each party), the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Interpretation

This First Supplemental Indenture is supplemental to the Trust Indenture and shall be read in conjunction therewith. Except only insofar as the Trust Indenture may be inconsistent with the express provisions of this First Supplemental Indenture, in which case the terms of this First Supplemental Indenture shall govern and supersede those contained in the Trust Indenture only to the extent of such inconsistency, this First Supplemental Indenture shall henceforth have effect so far as practicable as if all the provisions of the Trust Indenture and this First Supplemental Indenture were contained in one instrument. The expressions used in this First Supplemental Indenture and in the Series 2006-1 Notes which are defined in the Trust Indenture shall, except as otherwise provided herein, have the respective meanings ascribed to them in the Trust Indenture. Unless otherwise stated, any reference in this First Supplemental Indenture to an Article, Section or Schedule shall be interpreted as a reference to the stated Article, Section of or Schedule to, this First Supplemental Indenture.

1.2 Definitions

In this First Supplemental Indenture, the following terms shall have the following meanings, respectively:

> **"144A Global Notes"** has the meaning set forth in Section 2.12(a) of this First Supplemental Indenture.
>
> **"Applicable Redemption Premium"** means, if applicable to a Series 2006-1 Note on a Pricing Date, the greater of: (a) 1.0% of the principal amount of the Series 2006-1 Note; and (b) the excess of: (i) the Discounted Value at such Pricing Date of the Remaining Scheduled Payments of such Series 2006-1 Note, determined by discounting, on a semi-annual basis, such amounts from the dates on which they would have been payable at a rate equal to the Reinvestment Yield; over (ii) the principal amount of the Series 2006-1 Note.
>
> **"Beneficial Owner"** means any person holding a beneficial interest in a Series 2006-1 Note.
>
> **"CDS"** means, Canadian Depository for Securities Limited and its successors and assigns.
>
> **"Non-144A Global Note"** has the meaning set forth in Section 2.12(b) of this First Supplemental Indenture.

"**Paying Agent**" has the meaning set forth in Section 3.3 of this First Supplemental Indenture.

"**Public Equity Offering**" means a public offering by the Corporation of its common shares on the Toronto Stock Exchange or its successor or successors or on any other stock exchange on which the common shares of the Corporation are then publicly traded.

"**Qualified Institutional Buyer**" or "**QIB**" shall have the meaning specified in Rule 144A under the U.S. Securities Act.

"**Regulation S**" means Regulation S under the U.S. Securities Act.

"**Rule 144A**" means Rule 144A under the U.S. Securities Act.

"**Underwriter**" has the meaning ascribed to such term in the recitals to this First Supplemental Indenture.

"**Underwriting Agreement**" has the meaning ascribed to such term in the recitals to this First Supplemental Indenture.

"**U.S. Person**" means a person who is a "U.S. person" as defined in Regulation S.

"**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended, and the rules and regulations promulgated thereunder by the United States Securities and Exchange Commission.

"**U.S. Securities Act Legend**" means the legend set out in Schedule "B", as the same may be amended from time to time by the Corporation in order to comply with applicable U.S. securities laws.

ARTICLE 2
TERMS OF SERIES 2006-1 NOTES

2.1 Terms of Series 2006-1 Notes

The Corporation hereby creates and agrees to issue a Series pursuant to the Trust Indenture and this First Supplemental Indenture, $100,000,000 principal amount of Notes to be designated as "8.0% Senior Unsecured Notes, Series 2006-1, due April 8, 2013". Except in the limited circumstances set forth in paragraph 3.8(e)(ii) of the Trust Indenture, the Series 2006-1 Notes shall be issued in the form of one or more Global Notes in the aggregate principal amount of One Hundred Million Dollars ($100,000,000) in Canadian currency (the "**Series 2006-1 Global Notes**") registered in the name of CDS & Co. as nominee of CDS and otherwise in the form attached hereto as Schedule "A". Beneficial interests in the Series 2006-1 Global Notes shall be represented through book-entry only accounts, to be established and maintained by CDS for financial institutions acting on behalf of beneficial owners as direct and indirect participants of CDS. The Series 2006-1 Global Notes shall be dated as of the date of authentication thereof by the Trustee to be determined by Written Order of the Corporation to the Trustee and shall be payable as to principal and interest thereon at the principal office in Toronto of the Paying Agent. There shall be no obligation to present the Series 2006-1 Global Notes for payment of any interest payable thereunder. The Series 2006-1 Notes shall bear interest as provided in

Section 2.4 of this First Supplemental Indenture and shall have the other terms and characteristics set forth herein or referred to in the Trust Indenture and this First Supplemental Indenture.

2.2 Delivery

The Series 2006-1 Global Notes shall be executed by the Corporation and delivered to the Trustee accompanied by a Written Order for authentication, registration and delivery by it to CDS for credit to the respective accounts in CDS of the Underwriter in the respective principal amounts set forth in the Underwriting Agreement or to such other accounts as they may respectively direct, without any further action and formality on the part of the Corporation, but nevertheless only upon satisfaction of the conditions precedent set forth in Section 2.4 of the Trust Indenture.

2.3 Term

The term of the Series 2006-1 Notes shall mature on April 8, 2013, on which date the outstanding principal amount of the Series 2006-1 Notes plus accrued and unpaid interest thereon shall be payable in full.

2.4 Interest

The Series 2006-1 Notes shall bear interest, payable in Canadian currency, from and after April 6, 2006 at the rate of 8.0 % per annum to but excluding the day on which the principal in respect of the Series 2006-1 Notes shall have been paid in full, calculated and compounded semi-annually in arrears. Interest at such rate shall be payable both before and after maturity, default, demand and judgment. Interest and principal shall be payable on the dates and in the amounts set out in the Series 2006-1 Notes. Except as otherwise provided herein, overdue interest and other amounts owing by the Corporation on the Series 2006-1 Notes shall bear interest at the same rate.

2.5 Fully Registered Notes

In the event that the provisions of Subsection 3.8(e)(ii) of the Trust Indenture apply, the Series 2006-1 Notes shall be issued as fully registered Notes without coupons, issuable in minimum denominations of Five Thousand Dollars ($5,000.00) or integral multiples of One Thousand Dollars ($1,000.00) in excess thereof.

2.6 Legends and Certification

The Series 2006-1 Global Notes shall contain the legend as set out in Schedule "A" and the Trustee's certificate of authentication shall be in the form annexed to that Schedule "A".

2.7 Depositary

The Depositary for the Series 2006-1 Notes shall be CDS.

2.8 Ranking of Notes

The Series 2006-1 Notes are direct unsecured obligations of the Corporation and will rank *pari passu* with all of the Corporation's other unsecured Indebtedness (other than Subordinated Debt) and all other present and future senior unsecured and unsubordinated debt of the Corporation (other than Subordinated Indebtedness). The Notes will not be secured by any mortgage, pledge or other charge. Each holder of a Series 2006-1 Note authorizes and directs the Trustee on its behalf to take such actions, execute and deliver such documents and give further assurances as may be necessary or appropriate to effect the ranking provided in this Section 2.8 and appoints the Trustee its attorney-in-fact for any and all such purposes.

2.9 Intentionally Deleted

2.10 No Individual Notes

Except in the limited circumstances described in Subsections 2.12(a) and (c) of this First Supplemental Indenture and in paragraph 3.8(e)(ii) of the Trust Indenture, Beneficial Owners shall not be entitled to have any Series 2006-1 Notes registered in their names, shall not receive or be entitled to receive physical delivery of any Series 2006-1 Notes and shall not be considered registered holders of any Series 2006-1 Notes under this First Supplemental Indenture or for the purposes of the Trust Indenture. Neither the Corporation nor the Trustee shall have any responsibility or liability for maintaining, supervising or reviewing any records of CDS relating to the Beneficial Owners or for any aspect of the records of CDS relating to payments made by CDS on account of such beneficial interests.

2.11 Form of Payment

The Corporation, in lieu of forwarding or causing to be forwarded, any cheques in payment of interest, may make all required payments of principal and interest under the Series 2006-1 Notes by pre-authorized electronic transfer payments or other form of electronic payments acceptable to the Trustee.

2.12 U.S. Restrictions

(a) The Series 2006-1 Global Notes issued in the United States or to a U.S. Person (the "144A Global Notes") shall be issued in accordance with the provisions of Section 3.5.

(b) If, at any time, a holder of a 144A Global Note bearing the U.S. Securities Act Legend wishes to transfer any part of an interest therein to a Person required or permitted to take delivery thereof in the form of an interest in a Series 2006-1 Global Note that does not contain the U.S. Securities Act Legend (a "Non-144A Global Note"), the Trustee will reduce the outstanding principal amount of such 144A Global Note by such amount and increase the outstanding principal corresponding Non-144A Global Note into which such holders interest is transferred, by such transferred amount.

(c) If, at any time, a holder of a Non-144A Global Note wishes to transfer any part of an interest therein to a U.S. Person, the Trustee will reduce the outstanding

principal amount of such Non-144A Global Note by such amount and increase the outstanding principal amount of the corresponding 144A Global Note into which such holder's interests is transferred by such transferred amount.

ARTICLE 3
OTHER MATTERS RELATING TO THE SERIES 2006-1 NOTES

3.1 No Notice of Trusts or Equities

Neither the Corporation nor the Trustee nor any of their respective officers or employees shall be bound to see to the execution of any trust affecting the ownership of any Series 2006-1 Note or be affected by notice of any equity that may be subsisting in respect thereof.

3.2 Record Date

The record date for purposes of payment of principal, Redemption Price, if any, and interest on the Series 2006-1 Notes is as of 5:00 p.m. (Toronto time) on the 10th calendar day preceding the maturity date, any Redemption Date or any date on which interest is paid, as applicable, for such Series 2006-1 Notes. Principal of, Redemption Price if any, and interest on such Series 2006-1 Notes are payable to the person registered in the register on the relevant record date as the holder of such Series 2006-1 Notes. The Trustee shall not be required to register any transfer or exchange of such Series 2006-1 Notes during the period from any record date to the corresponding payment date.

3.3 Paying Agent

The Paying Agent for the Series 2006-1 Notes shall be the Trustee at its principal office in Toronto.

3.4 Calculation of Interest

Whenever it is necessary to calculate any amount of interest in respect of the Series 2006-1 Notes for a period of less than one full year, such interest shall be calculated on the basis of the number of days in the period and a year of 365 days, or if such period falls entirely within a leap year, 366 days.

3.5 Issuance of 144A Global Notes with U.S. Restrictions

(a) Series 2006-1 Notes issued to U.S. Persons pursuant to Subsections 2.12(a) and 2.12(c) shall be issued as Global Notes in authorized denominations, shall have the same benefits and be subject to the same terms and conditions as the Non-144A Global Notes, shall be registered in the names and denominations as the Corporation shall direct and shall be delivered as directed by the persons in whose names such 144A Global Notes are to be registered. The 144A Global Notes shall be in substantially the form, *mutatis mutandis*, of the Non-144A Global Notes, except as provided in Section 3.5(b).

(b) Each 144A Global Note, as well as all certificates or other global notes issued in exchange for or in substitution of the foregoing securities, will bear the U.S. Securities Act Legend; provided that, if any interest in a 144A Global Note is

being sold outside the United States in accordance with Rule 904 of Regulation S, the legend applicable to such interest may be removed by providing a declaration to the Trustee, as registrar and transfer agent, to the effect set forth in Schedule "C" hereto (or in such other form as the Trustee may from time to time prescribe) and, provided further, that, if any interest in a 144A Global Note is being sold pursuant to Rule 144 under the U.S. Securities Act, such legend applicable to such interest may be removed, provided that the Trustee has received a written opinion of U.S. counsel of recognized standing reasonably satisfactory to the Corporation, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws in the United States of America.

(c) If a 144A Global Note or an interest therein tendered for transfer bears the U.S. Securities Act Legend and the transferee is a U.S. Person or is in the United States, except as provided in Subsection 3.5(b), the 144A Global Note or interest therein issued to such transferee shall also bear the U.S. Securities Act Legend.

(d) The Trustee shall maintain a list of all registered holders of 144A Global Notes or interest therein bearing the U.S. Securities Act Legend.

ARTICLE 4
REDEMPTION

4.1 Election to Redeem Notice to Trustee

The Corporation may redeem, at its option, in whole or in part, at any time, any Series 2006-1 Notes, in accordance with this Article 4 and Article 3 of the Trust Indenture. If the Corporation elects to redeem less than all the Series 2006-1 Notes, the Corporation shall, at least 30 days prior to the Redemption Date fixed by the Corporation (unless a shorter notice shall be satisfactory to the Trustee and CDS), notify the Trustee and CDS of such Redemption Date and of the principal amount of the Series 2006-1 Notes to be redeemed and shall deliver to the Trustee and CDS such documentation and records as shall enable the Trustee and CDS to select the Series 2006-1 Notes to be redeemed pursuant to Section 4.2 of this First Supplemental Indenture.

4.2 Selection by Trustee of Notes to be Redeemed

If less than all the Series 2006-1 Notes are to be redeemed, the Series 2006-1 Notes to be redeemed shall be redeemed on a pro rata basis based on the principal amount of Series 2006-1 Notes held by each holder. The Trustee shall determine the Series 2006-1 Notes to be redeemed in accordance with Section 3.17 of the Trust Indenture and shall notify the Corporation in writing of the Series 2006-1 Notes to be redeemed as soon as practicable and, in the case of Series 2006-1 Notes which shall only be partially redeemed, the principal amount thereof to be redeemed. For all purposes of this First Supplemental Indenture, unless the context otherwise requires, all provisions relating to the redemption of Series 2006-1 Notes shall relate, in the case of any Series 2006-1 Notes redeemed or to be redeemed only in part, to the portion of the principal amount of such Series 2006-1 Notes which has been or is to be redeemed.

4.3 Place of Redemption

The place where the Series 2006-1 Notes to be redeemed are to be surrendered for payment of the Redemption Price shall be at the principal office in Toronto of the Paying Agent.

4.4 Optional Redemption Prior to April 8, 2009, Upon Public Equity Offering

At any time prior to April 8, 2009, upon not less than 30 nor more than 60 days' notice, the Corporation may on any one or more occasions redeem up to 35% of the aggregate principal amount of Series 2006-1 Notes at a redemption price of 108% of their principal amount, plus accrued and unpaid interest, if any, to the Redemption Date, with the net proceeds received by the Corporation from one or more Public Equity Offerings. The Corporation may only do this, however, if:

(a) at least 65% of the aggregate principal amount of Series 2006-1 Notes issued pursuant to this First Supplemental Indenture would remain outstanding immediately after the proposed redemption; and

(b) the redemption occurs within 75 days after the closing of the Public Equity Offering.

4.5 Optional Redemption Prior to April 8, 2009

At any time prior to April 8, 2009, the Corporation may also redeem all or part of the Series 2006-1 Notes, upon not less than 30 nor more than 60 days' notice, at a Redemption Price equal to 100% of the principal amount thereof, plus the Applicable Redemption Premium and accrued and unpaid interest to the Redemption Date.

4.6 Optional Redemption On Or After April 8, 2009

At any time on or after April 8, 2009 and prior to maturity, the Corporation may redeem all or part of the Series 2006-1 Notes upon not less than 30 nor more than 60 days prior notice. These redemptions will be in amounts of $1,000 or integral multiples thereof at the following Redemption Prices (expressed as percentages of the principal amount at maturity), plus accrued and unpaid interest, if any, to the Redemption Date, if redeemed during the 12-month period commencing April 8th of the years set forth below. This redemption is subject to the right of Series 2006-1 Noteholders of record on the relevant regular record date that is prior to the Redemption Date to receive interest due on an interest payment date.

Year	Redemption
2009	104%
2010	102%
2011	101%
2012	100%

4.7 Applicable Provisions

Save as set out in this Article 4 to the contrary, the redemption of any Series 2006-1 Notes under this First Supplemental Indenture shall be conducted in accordance with Sections 3.15 to 3.22 of the Trust Indenture.

ARTICLE 5
CONFIRMATION OF TRUST INDENTURE

5.1 Confirmation of Trust Indenture

The Trust Indenture, as supplemented by this First Supplemental Indenture, shall be and continue in full force and effect and is hereby confirmed.

ARTICLE 6
FOR BENEFIT OF SERIES 2006-1 NOTES

6.1 Benefit of Indenture

The Corporation and the Trustee confirm that all of the provisions of this First Supplemental Indenture are for the benefit of the holders of the Series 2006-1 Notes so long as any such Series 2006-1 Notes remain outstanding, and may be amended with the sole consent of the Corporation, the Trustee and, if required by the Trust Indenture, the holders of the Series 2006-1 Notes.

ARTICLE 7
ACCEPTANCE OF TRUST BY TRUSTEE

7.1 Acceptance of Trustee

The Trustee hereby accepts the trusts in this First Supplemental Indenture declared and provided and agrees to perform the same upon the terms and conditions contained herein.

ARTICLE 8
EXECUTION

8.1 Counterparts

This First Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

8.2 Formal Date

For the purposes of convenience, this First Supplemental Indenture may be referred to as bearing a formal date of April 6, 2006 irrespective of the actual date of execution hereof.

8.3 Governing Law

This First Supplemental Indenture shall be governed by and construed in accordance with the laws of the Province of Saskatchewan and the laws of Canada applicable therein.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF the parties hereto have duly executed this First Supplemental Indenture under their respective corporate seals and the hands of their proper officers in that behalf.

SASKATCHEWAN WHEAT POOL INC.

Per "Ray Dean"
Name: Ray Dean
Title: Vice President and General Counsel/Corporate Secretary

Per "Grant Theaker"
Name: Grant Theaker
Title: Treasurer

CIBC MELLON TRUST COMPANY

Per "R. Massender"
Name: Roberta Massender
Title: Manager, Corporate Trust

Per "R. Inkster"
Name: Robert Inkster
Title: Account Manager, Bonds

SCHEDULE "A"

FORM OF SERIES 2006-1 GLOBAL NOTE

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE CANADIAN DEPOSITORY FOR SECURITIES LIMITED ("CDS") TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO, OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO, OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS& CO., HAS AN INTEREST HEREIN. THIS SENIOR UNSECURED NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE TRUST INDENTURE HEREINAFTER DEFINED AND IS REGISTERED IN THE NAME OF CDS & CO. AS NOMINEE OF CDS.

SASKATCHEWAN WHEAT POOL INC.,
a corporation continued and existing
under the laws of Canada

Series 2006-1 due April 8, 2013 — $100,000,000

CUSIP 803914AC4

Certificate No. ●

SASKATCHEWAN WHEAT POOL SENIOR UNSECURED NOTES

SASKATCHEWAN WHEAT POOL INC., (the "**Corporation**"), for value received, hereby promises to pay to the registered holder hereof on April 8, 2013 the sum of:

One Hundred Million Dollars ($100,000,000)

in lawful money of Canada upon presentation and surrender of this Note at the principal office of CIBC Mellon Trust Company (the "**Trustee**") in the City of Toronto, and to pay interest thereon on April 8 and October 8 of each year of the term of this Note in like money commencing on April 6, 2006, such interest to accrue from and including the date hereof at the rate of 8.0% per annum, calculated and compounded semi-annually in arrears, to but excluding the day on which the principal hereof shall have been paid in full, with interest on any such interest overdue at the same rate in like money both before and after maturity, default, demand and judgment.

This Note is one of a duly authorized Series of Saskatchewan Wheat Pool Senior Unsecured Notes, issued pursuant to a trust indenture (the "**Trust Indenture**") dated as of April 6, 2006 between the Corporation and the Trustee, and a supplemental indenture (the "**First Supplemental Indenture**") dated as of April 6, 2006 between the same parties. Unless otherwise defined, words and expressions used in this Note have the meanings set forth in the Trust Indenture and the First Supplemental Indenture.

Reference is hereby made to the Trust Indenture and the First Supplemental Indenture, as to the rights of the holder of this Note, the rights of the holders of Notes issued and to be issued under

the Trust Indenture and indentures supplemental thereto and of the Corporation and of the Trustee in respect thereof and the terms and conditions upon which this Note and additional Notes are issued or may hereafter be issued, all to the same effect as if the provisions of the Trust Indenture and the First Supplemental Indenture were herein set forth, to all of which provisions the holder of this Note assents by acceptance hereof.

This Note shall not entitle the holder to any right or benefit under the Trust Indenture or the First Supplemental Indenture nor shall it be valid or obligatory for any purpose until a certificate of authentication in respect of this Note shall have been duly executed by the Trustee.

This Note may be redeemed in whole or in part at any time prior to maturity in accordance with the terms of the Trust Indenture and the First Supplemental Indenture.

IN WITNESS WHEREOF the Corporation has duly executed this Note as of this 6th day of April, 2006.

SASKATCHEWAN WHEAT POOL INC.

Per: ______________________________

Name:

Title:

Per: ______________________________

Name:

Title:

TRUSTEE'S CERTIFICATE

This Note is one of the Notes referred to in the Trust Indenture within mentioned and is the Series 2006-1 Global Note issued under the First Supplemental Indenture within mentioned.

CIBC MELLON TRUST COMPANY
as Trustee

By: ______________________________
Authorized Signing Officer

(Form of Registration Panel)

(No writing hereon except by the Trustee or other registrar)

DATE OF REGISTRATION	IN WHOSE NAME REGISTERED	TRUSTEE (OR REGISTRAR)
April 6, 2006	CDS & Co., as nominee of CDS	______________________

SCHEDULE "B"
U.S. SECURITIES LEGEND

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF SASKATCHEWAN WHEAT POOL INC. THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO SASKATCHEWAN WHEAT POOL INC., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN AND PROVINCIAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT OR (2) RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO CLAUSE (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO SASKATCHEWAN WHEAT POOL INC. MUST FIRST BE PROVIDED.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. IF SASKATCHEWAN WHEAT POOL INC. IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM CIBC MELLON TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO CIBC MELLON TRUST COMPANY AND SASKATCHEWAN WHEAT POOL INC. AND, IF REQUIRED BY CIBC MELLON TRUST COMPANY, AN OPINION OF COUNSEL, OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO CIBC MELLON TRUST COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

SCHEDULE "C"
FORM OF DECLARATION FOR REMOVAL OF LEGEND

To: **CIBC Mellon Trust Company**
as registrar and transfer agent
for the 8.0% Senior Unsecured Notes, Series 2006-1,
of Saskatchewan Wheat Pool Inc.
600 The Dome Tower
333-7th Avenue S.W.
6th Floor
Calgary AB T2P 2Z1

The undersigned (a) acknowledges that the sale of the securities of Saskatchewan Wheat Pool Inc. (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States *Securities Act of 1933*, as amended (the "U.S. Securities Act") and (b) certifies that: (1) the undersigned is not an "affiliate" of the Corporation as that term is defined in Rule 405 under the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and at the time the buy order was originated, the buyer was outside the United States or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on behalf of any of them has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulations S with fungible unrestricted securities, and (6) the contemplated sale is not a transaction or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated: ______________

By: ______________________________
Name:
Title:

Execution Copy

SASKATCHEWAN WHEAT POOL INC.

- and -

CIBC MELLON TRUST COMPANY

TRUST INDENTURE
providing for the Issuance of Senior Unsecured Notes

OSLER, HOSKIN & HARCOURT LLP

April 6 , 2006

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

Page

Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

facsimile transmittal

To:	Mr. Paul Dudek Securities and Exchange Commission	Fax:	(202) 772-9207
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	Date:	04/12/06
Re:	Exemption No: 82-5037	Pages:	110

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

TABLE OF CONTENTS
(continued)

Page

TRUST INDENTURE

THIS TRUST INDENTURE is made as of the 6th day of April, 2006.

B E T W E E N:

Saskatchewan Wheat Pool Inc., a corporation existing under the laws of Canada,

(the "**Corporation**")

- and -

CIBC MELLON TRUST COMPANY, a trust company existing under the laws of Canada and authorized to carry on the business of a trust company in all of the provinces and territories of Canada,

(the "**Trustee**")

WHEREAS the Corporation wishes to borrow money by creating and issuing senior unsecured notes as set forth in this Indenture (as defined below);

AND WHEREAS the Corporation, under the laws relating thereto, is duly authorized to create and issue the Notes (as defined below) to be issued as herein provided;

AND WHEREAS the Corporation has done and performed all things necessary to make the Notes, when issued by the Corporation and authenticated by the Trustee as provided in this Indenture legal, valid and binding obligations of the Corporation with the benefits and subject to the terms of this Indenture;

AND WHEREAS the Corporation intends to issue Notes as direct evidence of indebtedness in Series, each Series of Notes to be issued pursuant to a Supplemental Indenture pursuant to which the terms and conditions of Notes of such Series shall be set out;

AND WHEREAS the Trustee has agreed to act as trustee with respect to the Notes on the terms and conditions set out herein;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee;

NOW THEREFORE THIS TRUST INDENTURE WITNESSES that in consideration of the premises, covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party) the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Indenture and in any supplements or amendments hereto and in the Notes and any certificate, opinion or other document herein or therein mentioned unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

> **"Affiliate"** means, at any time, and with respect to any Person, (a) any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, and (b) any Person beneficially owning or holding, directly or indirectly, 20% or more of any class of voting or equity interests of the Corporation or any Subsidiary or any Person of which the Corporation and its Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 20% or more of any class of voting or equity interests. Unless the context otherwise clearly requires, any reference to an Affiliate is a reference to an Affiliate of the Corporation.
>
> **"Applicable Legislation"** means the provisions, if any, of the Canada Business Corporations Act and any other applicable statute of Canada or a province thereof, and the respective regulations thereunder relating to trust indentures and/or to the rights, duties and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures, to the extent that such provisions are at the time in force and applicable to this Trust Indenture.
>
> **"Asset Disposition"** means any transfer, conveyance, sale or lease by the Corporation or a Restricted Subsidiary of its Fixed Assets and Investments. The term "Asset Disposition" shall not include:
>
> (a) any transfer, conveyance, sale, lease or other disposition of Fixed Assets and Investments by the Corporation or a Restricted Subsidiary in connection with a corporate reorganization which is carried out as a step transaction and which is completed within 48 hours to the extent that such Fixed Assets and Investments are transferred to an entity where, at the completion of such step transaction, such Fixed Assets and Investments are owned by the Corporation or a Restricted Subsidiary of the Corporation;
>
> (b) any transfer, conveyance, sale or lease governed by the "Amalgamation and Merger" provisions hereof;
>
> (c) any transfer, conveyance, sale or lease of assets between the Corporation and its Restricted Subsidiaries or between Restricted Subsidiaries; or

(d) dispositions of grain elevators in exchange for other grain elevators of approximately equal or greater value.

"Authorized Newspapers" means not less than two newspapers or financial journals customarily published (except in the case of legal holidays) at least once a day for at least five days in each calendar week, one of which is published in the English language and is of general circulation in the City of Calgary, Alberta, and the other of which is published in the French language and is of general circulation in the City of Montréal, Québec.

"Authorized Officer" means:

(a) with respect to the Corporation, the President and Chief Executive Officer, the Chief Financial Officer, the General Counsel/Corporate Secretary, a Senior Vice President, the Treasurer, a Vice President or any other senior officer so designated by a certificate signed by the President and Chief Executive Officer and filed with the Trustee for so long as such designation shall be in effect; and

(b) with respect to the certification of any by-law or resolution of the Corporation or any other document filed by an officer in his or her capacity as such officer or of which he or she has custody on behalf of the Corporation, the President and Chief Executive Officer, a Senior Vice President, a Vice President, the Treasurer, the General Counsel/Corporate Secretary or an Assistant Secretary.

"Book Entry Only Notes" means Notes of a Series which, in accordance with the terms applicable to such Series, are to be held only by or on behalf of the Depositary.

"Business Day" means any day on which banks are generally open for business in Calgary, Alberta other than Saturday, Sunday or any statutory or civic holiday in the Cities of Calgary, Alberta and Regina, Saskatchewan.

"Called Principal" means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to an Optional Redemption.

"Canadian Dollars" and **"Cdn. $"** means the currency of Canada.

"Capital Expenditure" means an expenditure which is or, when made will be, capitalized by the Corporation in accordance with GAAP.

"Cash Interest" means, in respect of the Corporation and its Restricted Subsidiaries, interest expense as reported in the relevant income statements less adjustments for non-cash interest expense as reported in the relevant statements of cash flow of the Corporation and its Restricted Subsidiaries prepared in accordance with GAAP.

"Central Government Obligation" means any obligation of or unconditionally guaranteed as to principal and interest by the central government of a country which is

denominated in the currency of Canada or in the currency of the United States of America.

"Change of Control" means the occurrence of any of the following events:

(a) any "person" or "group", directly or indirectly, acquires beneficial ownership of greater than 50% of the voting power of the Corporation's outstanding voting stock;

(b) the Corporation conveys, transfers, leases or otherwise disposes of, or any resolution with respect to a demerger or division is passed by the Corporation's shareholders pursuant to which the Corporation would dispose of, all or substantially all of its assets and those of the Restricted Subsidiaries, considered as a whole (other than a transfer of substantially all of such assets to one or more wholly owned subsidiaries), in each case to any Person.

"Change in Control Offer" has the meaning ascribed to it in Section 5.1.

"Change in Purchase Date" has the meaning ascribed to it in Section 5.1.

"Change in Control Purchase Notice" has the meaning ascribed to it in Section 5.1.

"Change in Control Purchase Price" has the meaning ascribed to it in Section 5.1.

"Class" shall mean, with respect to any Series, any of the classes of Notes of that Series established under the Supplemental Indenture creating such Series.

"Consolidated Net Income" means the net earnings (loss) of the Corporation as reported in its quarterly or audited annual financial statements for the relevant period.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Corporation" means Saskatchewan Wheat Pool Inc., a corporation continued and existing under the laws of Canada and includes any successor Person which shall have complied with the provisions of Section 6.6.

"Cost of Issuance" means any amount payable or reimbursable, directly or indirectly, by the Corporation and related to the authorization, offering, sale, issuance and delivery of Notes, including but not limited to travel and other expenses of any officer or employee of the Corporation in connection with the authorization, offering, sale, issuance and delivery of such Notes or the entering into of such agreement or instrument, printing costs, costs of preparation and reproduction of documents, filing, registration and recording fees, initial fees and charges of any trustee, fees payable for listing the Notes on a securities exchange, legal fees and disbursements, fees and disbursements of any consultant, consulting engineer or Independent Accountant, fees and disbursements of

other consultants and professionals, costs of credit ratings, fees and charges for preparation, execution, transaction and safekeeping of Notes, credit facility charges (other than repayment of principal, payment of interest, commitment fees, annual fees or similar amounts) and underwriting and agency fees and commissions (whether payable as such or reflected in a discount to the purchase price of a Note).

"Counsel" means Torys LLP, MacPherson Leslie & Tyerman LLP or such other barrister and solicitor or attorney (other than a barrister and solicitor or attorney who is an employee of the Corporation) or firm of barristers and solicitors or attorneys, in each case selected by the Corporation and satisfactory to the Trustee, acting reasonably.

"Counsel's Opinion" and **"Opinion of Counsel"** means a written opinion of Counsel.

"coupon Note" means any Note which is issued with coupons attached.

"coupons" means the interest coupons attached to Notes not registered as to both principal and interest.

"DBRS" means Dominion Bond Rating Service Limited and its successors and, if such corporation shall no longer perform the functions of a securities rating agency, DBRS shall mean any other nationally recognized securities rating agency designated by the Corporation.

"Default" means any occurrence that is, or with notice or the lapse of time or both would become an Event of Default.

"Depositary" means, with respect to Notes of any Series issuable in whole or in part in the form of one or more Global Notes, a clearing agency (registered, if required, under the securities legislation governing such Series) that is designated to act as depositary for such Notes pursuant to the provisions of the Supplemental Indenture authorizing such Series of Notes.

"Discounted Value" means, with respect to the Called Principal of any Note, the amount obtained by discounting, on a semi-annual basis, all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Redemption Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

"EBITDA" means, with respect to the Corporation and its Restricted Subsidiaries, the sum of:

(a) the net income calculated in accordance with GAAP (excluding extraordinary gains or losses) of that person for such period plus or minus, to the extent deducted or added in determining such net income, without duplication:

(i) income taxes paid or payable or refunds received or receivable in respect of income taxes;

(ii) interest expense;

(iii) expenses paid or payable with respect to the securitization programs;

(iv) depreciation and amortization expenses (including, without limitation, the amortized portion of professional fees, bank charges, securitization charges and restructuring charges); and

(v) other non-cash items identified in the statement of cash flows which reconcile net income after taxes to cash from or used in operations excluding non-cash working capital items and items related to business combinations and discontinued operations; and

(b) dividends from Subsidiaries and Investments whose adjusted net income is not already included in (a) above.

"Equity of the Corporation" means, on any date, the shareholders' equity appearing in the Corporation's most recent audited consolidated financial statements, provided that preferred shares shall be included in the Equity of the Corporation.

"Event of Default" has the meaning ascribed thereto in Section 10.1.

"Extraordinary Resolution" means either (a) a resolution certified by the Trustee as duly passed at a meeting (including an adjourned meeting) of the Noteholders duly convened for the purposes and held in accordance with the provisions of Article 9 and passed by the holder or holders of Outstanding Notes of all Series affected by the subject matter of the resolution representing not less than sixty-six and two-thirds percent (66.67%) of the votes cast in respect of such resolution at such meeting, which resolution is in full force and effect on the date of such certification; or (b) a resolution certified by the Trustee as having been passed as such by an instrument in writing in accordance with Section 9.14.

"Fiscal Agent" means the Trustee or any Paying Agent or any or all of them, as may be appropriate.

"Fiscal Year" means, with respect to the Corporation, a twelve (12) month period commencing on August 1 of each calendar year and ending on July 31 of the next succeeding calendar year, or such other fiscal year as the Corporation may adopt and **"Fiscal Year end"** means the last day of a Fiscal Year.

"Fixed Assets" means tangible property, present and future, of the Corporation and its Restricted Subsidiaries which is not intended to be consumed, sold in the ordinary course of business or converted into current assets, including land, buildings and equipment

which is not inventory and, including for the avoidance of doubt, beneficial title of the Corporation to any such tangible property where the registered title is held by any entity other than the Corporation.

"Fluctuating Cdn. $ Equivalent" means, as of any particular date, with reference to any amount (the **"Original Amount"**) expressed in a currency other than Canadian Dollars (the **"Original Currency"**), an amount expressed in Canadian Dollars which would be required to buy the Original Amount of the Original Currency using the noon rate of the Bank of Canada for the purchase of the Original Currency with Canadian Dollars on that date or any equivalent rate published by the Bank of Canada as a successor or similar rate.

"fully registered Notes" means Notes registered as to both principal and interest.

"Fund" or **"Account"** shall mean any fund, reserve fund or account established pursuant to this Indenture.

"GAAP" means Canadian generally accepted accounting principles in effect from time to time.

"Global Note" means a Note that evidences all or part of the Notes of any Series and bears the legend set forth in Section 3.4 or a legend to substantially the same effect as may be specified for such Series pursuant to the provisions of the Supplemental Indenture authorizing such Series.

"Guarantee" by any Person means any obligation (other than an endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing, or in effect guaranteeing, any Indebtedness or other obligation of any other Person (the **"primary obligor"**) in any manner, whether directly or indirectly, including any obligation incurred through an agreement, contingent or otherwise, by such Person:

(a) to purchase such Indebtedness or obligation or any property or assets constituting security therefor;

(b) to advance or supply funds (i) for the purchase or payment of such Indebtedness or obligation, (ii) to maintain working capital, net worth or other balance sheet condition of the primary obligor, or (iii) otherwise to advance or make available funds for the purchase or payment of such Indebtedness or obligation;

(c) to lease property or to purchase securities or other property or services primarily for the purpose of assuring the owner of such Indebtedness or obligation of the ability of the primary obligor to make payment of the Indebtedness or obligation; or

(d) otherwise to assure or indemnify the owner of the Indebtedness or obligation of the primary obligor against loss in respect thereof.

For the purposes of all computations made under this Indenture, a Guarantee in respect of any Indebtedness shall be deemed, without duplication, to be equal to the principal amount of such Indebtedness and any capitalized interest thereon (and any other amount which becomes due and owing) which has been guaranteed, and a Guarantee in respect of any other obligation or liability shall be deemed to be Indebtedness equal to the maximum aggregate amount of such obligation or liability.

"Indebtedness" means indebtedness created, issued or assumed for borrowed funds, or for the unpaid purchase price of property of the Corporation or a Restricted Subsidiary, whether recourse is to all or a portion of the assets of such Person and whether or not contingent and includes:

(a) every obligation for borrowed money;

(b) every obligation evidenced by notes, debentures, bonds or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

(c) every reimbursement obligation (whether or not due or owing) with respect to letters of credit, letters of guarantee (excluding endorsements of cheques or other negotiable instruments in the ordinary course of business), bankers' acceptances or similar instruments;

(d) every obligation issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or expenses accrued in the ordinary course of business);

(e) the maximum amount of every obligation of the type referred to in Paragraphs (a) to (d) that may be available to such Person pursuant to any agreement or instrument, whether or not the conditions precedent to availability under such agreement or instrument have been met;

(f) every Swap Agreement, provided that for purposes of determining the amount of Indebtedness outstanding at any time, there shall be included as Indebtedness the net amount (positive or negative) that would be carried in the accounts of such Person at that time with respect to such agreements as a liability in accordance with GAAP; and

(g) Guarantees by such Person of obligations of any other Person of the type referred to in this definition,

in each case expressed in Canadian Dollars and, with respect to any amount which is expressed in any other currency, the Canadian Dollar amount thereof shall be the Fluctuating Cdn. $ Equivalent thereof at that time.

"Indenture", **"hereto"**, **"herein"**, **"hereof"**, **"hereby"**, **"hereunder"** and similar expressions refer to this Trust Indenture and not to any particular article, section, subsection, paragraph, subparagraph or other portion thereof, and include any and every instrument ancillary hereto or in implementation hereof, including any Supplemental Indenture which amends this Trust Indenture, and the expressions "**Article**", "**Section**", "**Subsection**", "**Paragraph**" and "**Subparagraph**", followed by a number, unless otherwise stated, mean and refer to the specified article, section or subsection of this Trust Indenture.

"Independent Accountant" means a nationally recognized firm of chartered accountants selected by the Corporation and licensed to practise in the Province of Saskatchewan, which may be the Corporation's auditors.

"Investments" means loans, shares, partnership interests, joint ventures, or other equity participations held by the Corporation or a Restricted Subsidiary.

"Lien" means any mortgage, lien, pledge, assignment, charge, security interest, title retention agreement intended as security, hypothec, execution, seizure, attachment, garnishment or other similar encumbrance and any other arrangement which has the effect of security.

"Majority Resolution" means either (a) a resolution certified as duly passed at a meeting (including an adjourned meeting) of the Noteholders duly convened for the purposes and held in accordance with the provisions of Article 9 and passed by the holder or holders of Outstanding Notes of all Series affected by the subject matter of the resolution representing not less than fifty and one-tenth percent (50.1%) of the votes cast in respect of such resolution at such meeting, which resolution is in full force and effect on the date of such certification, or (b) a resolution certified by the Trustee as having been passed as such by an instrument in writing in accordance with Section 9.14.

"Market Makewhole Premium" with respect to any Series of Notes has the meaning set out in the Supplemental Indenture issuing such Series.

"Net Available Proceeds" means, in connection with any Asset Disposition, the proceeds thereof in the form of cash and cash equivalents actually received by the Corporation (including any such proceeds received by way of deferred payment of principal pursuant to a note or instalment receivable or purchase price adjustment receivable or otherwise, but only as and when such proceeds are received), net of all expenses incurred in connection with such sale or Asset Disposition including but not limited to (a) legal fees, accountant fees and investment banking fees, directly attributable to such sale or Asset Disposition, (b) amounts required to be applied to the repayment of debt secured by a lien expressly permitted hereunder on any asset which is the subject of

such Asset Disposition (c) the amount of any reasonable reserve established in accordance with GAAP (i) against any liabilities (other than any taxes deducted pursuant to clause (d)) associated with the assets that are the subject of such Asset Disposition and (ii) retained by the Corporation, provided that the amount of any subsequent reduction of such reserve (other than in connection with a payment in respect of any such liability) shall be deemed to be Net Proceeds of the Asset Disposition, as the case may be, received on the date of such reduction and (d) taxes paid or reasonably estimated to be payable as a result thereof.

"Note" means any evidence of indebtedness of the Corporation authenticated and delivered by the Trustee under and pursuant to this Indenture.

"Noteholder" or **"holder"** or words of similar import, when used with reference to a Note, means any Person who shall be, at the relevant time, the bearer of any Outstanding coupon Note which is not registered as to principal, or the Person whose name is, at the relevant time, entered in one of the registers referred to in Article 3 for any Outstanding registered Note.

"Noteholders' Request" means an instrument requesting the Trustee to take or refrain from taking some action or proceeding specified therein, signed in one or more counterparts by the holder or holders of Notes representing not less than twenty-five percent (25%) of the principal amount of all Notes then Outstanding.

"Officer's Certificate" means a certificate, conforming to the requirements of Section 1.12, signed by one Authorized Officer.

"Optional Redemption" means the right of the Corporation to redeem any of the Notes pursuant to the terms of the Supplemental Indenture authorizing such Notes.

"Outstanding" has the meaning ascribed thereto in Section 1.13.

"Paying Agent" means any bank or trust company or other Person designated as a paying agent for a Series in any Supplemental Indenture and its successor or successors appointed in the manner provided herein or in such Supplemental Indenture.

"Payment Date" means any date on which payment of principal or interest on a Note is payable in accordance with its terms and the terms of the applicable Supplemental Indenture.

"Permitted Encumbrances" has the meaning ascribed thereto in Section 6.5.

"Permitted Indebtedness" means:

(a) Revolving Indebtedness;

(b) Indebtedness existing on the date of this Trust Indenture;

(c) Inter-company loans between the Corporation and its Restricted Subsidiaries or between Restricted Subsidiaries;

(d) member loans to the Corporation not to exceed $35,000,000 in the aggregate at any time;

(e) Indebtedness of a Subsidiary existing at the time such Subsidiary becomes a Restricted Subsidiary pursuant to paragraph (a) of the definition of "Restricted Subsidiary", but Permitted Indebtedness under this paragraph (e) shall not include any Indebtedness of a Subsidiary, (i) which becomes a Restricted Subsidiary as a result of paragraph (b) of the definition of "Restricted Subsidiary", or (ii) which becomes a Restricted Subsidiary on the same date it becomes a Subsidiary;

(f) Swap Agreements permitted in accordance with Section 6.11; and

(g) refinancings from time to time of any Permitted Indebtedness or any Indebtedness in respect of which the Corporation or its Restricted Subsidiaries met the debt issuance test set out in Section 6.2 at the time of its initial incurrence, provided that, with respect to any such refinancing, the maturity date of such refinancing is no earlier than the maturity date of any Outstanding Notes, no material additional security is granted in respect thereof and the principal amount thereof is not materially increased.

"Permitted Investments" means:

(a) Investments in cash or cash equivalents;

(b) intercompany Indebtedness;

(c) Investments in (a) a Restricted Subsidiary or (b) another Person if as a result of such Investment such other Person becomes a Restricted Subsidiary or such other Person merged or consolidated with or into or transfers or conveys all or substantially all of its assets to the Corporation or a Restricted Subsidiary;

(d) Investments existing as of the date hereof;

(e) Investments required by joint venture agreements existing as of the date hereof;

(f) existing Investments of Restricted Subsidiaries when acquired;

(g) Investments financed through the issuance of equity by the Corporation; and

(h) equity interests received as dividends.

"Person" means an individual, partnership, corporation, joint ventures, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof.

"Pricing Date" has the meaning ascribed to it in Section 3.18.

"Purchase Money Mortgage" means any mortgage, hypothecation, charge or other encumbrance created, issued or assumed to secure a Purchase Money Obligation in respect of such property and also means any agreement or other instrument entered into for the acquisition of or right to acquire any property or any interest therein in which agreement or instrument there is reserved or which obligates the Corporation or a Restricted Subsidiary to pay a royalty, rent or percentage of profits or proceeds won from such property and which charges or secures such property or interest therein or the lands containing the same with the payment thereof and includes any extension, renewal, refunding or refinancing thereof so long as the principal amount outstanding immediately prior to the date of such extension, renewal, refunding or refinancing is not increased; provided that such mortgage, hypothecation, charge, encumbrance, agreement or other instrument is created, issued or assumed prior to, concurrently with or within 180 days following the acquisition of such property, except in the case of property on which improvements are constructed, installed or added, in which case, the same shall be created or issued within a period of 180 days after substantial completion of such improvements.

"Purchase-Money Obligation" means any Indebtedness assumed as, or issued and incurred to provide funds to pay, all or part of (i) the purchase price (which shall be deemed to include any costs of construction or installation) of any property acquired after the date of this trust indenture or (ii) the cost of improvements made after the date of this trust indenture to any property.

"Rating Agencies" shall mean Standard & Poor's and DBRS and any other nationally recognized credit rating agency approved by any two Reference Dealers and specified in a Supplemental Indenture and **"Rating Agency"** shall mean any one of them.

"Redemption Date" has the meaning ascribed to it in Section 3.18.

"Redemption Price" means, with respect to any Note to be redeemed pursuant to an Optional Redemption, in whole or in part, the price at which such Note or part thereof is to be redeemed (including accrued and unpaid interest on the Outstanding principal amount thereof, any premium, penalty or bonus thereon) pursuant to the applicable Supplemental Indenture.

"Reference Dealer" means (i) any investment dealer selected by the Corporation from among members in good standing of the Investment Dealers Association of Canada; or (ii) any nationally recognized Canadian investment dealer selected by the Corporation and, in the opinion of the Trustee qualified to make the determination for which it was so selected, provided however, that such dealer shall have undertaken to the company to determine in accordance with the terms hereof, the Reinvestment Yield on the date specified by the Corporation.

"registered Notes" means both fully registered Notes and Notes registered as to principal only.

"Remaining Scheduled Payments" means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the Pricing Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such Redemption Date is not a date on which interest payments are due to be made under the terms of such Note, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Redemption Date and required to be paid on such Redemption Date.

"Reinvestment Yield" means, with respect to the Called Principal of any Note, the sum of (a) 1.00% per annum plus (b) the yield to maturity implied by the yields reported, as of 10:00 A.M. (Toronto time) on the third Business Day preceding the Redemption Date with respect to such Called Principal, on the display designated as "TD **PX1**" of the Bloomberg Financial Markets Services Screen (or such other display as may replace the aforementioned screen) for actively traded Government of Canada securities having a maturity equal to such Called Principal as of such date.

"Restricted Payment" means (a) any dividend or other distribution, direct or indirect, in respect of any shares of the capital stock of the Corporation (other than dividends payable to the Corporation or a Subsidiary of the Corporation and dividends or distributions payable solely in capital stock of the Corporation or such Subsidiary, as applicable); or (b) any purchase, redemption, retirement or other acquisition of any shares of capital stock of the Corporation, now or hereafter outstanding, or of any warrants, rights or options evidencing a right to purchase or acquire any such shares (except in exchange for other shares of capital stock or warrants, rights or options evidencing a right to purchase or acquire any such shares); or (c) any management fees, royalties or other payments to Affiliates not in the ordinary course of business; *provided, however,* that (i) payments or distributions to directors, officers or employees of the Corporation or its Subsidiaries under share based compensation plans, or (ii) any flow of funds between the Corporation and any of its Subsidiaries, or between its Subsidiaries, shall not be deemed to constitute a Restricted Payment. The amount of any Restricted Payment in property shall be deemed to be the greater of its fair market value (as determined by the board of directors of the Corporation or the Subsidiary, as the case may be) or its net book value.

"Restricted Subsidiary" means a Subsidiary of the Corporation which at the time: (a) the amount of the Corporation's share of Shareholders' Equity therein exceeds 5% of the Equity of the Corporation; or (b) has been designated as a Restricted Subsidiary by written notice to the Trustee from the Corporation provided that at the time of such designation all of the Indebtedness of such Subsidiary is either Permitted Indebtedness or meets the debt issuance test in Section 6.2, and provided further that a Subsidiary that has been so designated may by written notice to the Trustee from the Corporation be designated as no longer being a Restricted Subsidiary so long as the Corporation's share

of Shareholders' Equity of such Subsidiary does not exceed 5% of the Equity of the Corporation and thereafter the Corporation and its remaining Restricted Subsidiaries meet the debt issuance test in Section 6.2.

"Revolving Indebtedness" means Indebtedness which, in accordance with its terms, can be drawn, repaid and redrawn for working capital and general corporate purposes which is secured or unsecured and which shall have an initial term to maturity of not more than 3 years but shall not include Indebtedness assumed by the Corporation or a Restricted Subsidiary as a result of an acquisition of, or amalgamation or merger with, another Person, unless at the time of such acquisition, amalgamation or merger, such Indebtedness met the debt incurrence test in Subsection 6.2(b).

"Series" means all of the Notes authenticated and delivered pursuant to a Supplemental Indenture and designated as a Series therein and shall include all Classes within such Series of Notes authenticated and delivered pursuant to the Supplemental Indenture authorizing such Series of Notes.

"Shareholders' Equity" means with respect to a Subsidiary, the sum of (i) the shareholders' equity of such Subsidiary computed in accordance with GAAP and (ii) indebtedness created, issued or assumed by such Subsidiary to the Corporation for borrowed funds which indebtedness by its terms is stated to be subordinated; provided that the total of the book value of issued and fully paid preferred shares shall be included.

"Special Noteholders' Resolution" means either (a) a resolution in writing or certified by the chair as duly passed at a meeting (including an adjourned meeting) of the Noteholders duly convened for the purposes and held in accordance with the provisions of Article 9 and passed by the holder or holders of Outstanding Notes of all Series affected by the subject matter of the resolution representing not less than ninety-five percent (95%) of the votes cast in respect of such resolution at such meeting which resolution is in full force and effect on the date of such certification; or (b) a resolution certified by the Trustee as having been passed as such by an instrument in writing in accordance with Section 9.14.

"Standard & Poor's" means Standard & Poor's Ratings Service and its successors and assigns and, if such corporation shall no longer perform the functions of a securities rating agency, Standard & Poor's shall mean any other nationally recognized securities rating agency designated by the Corporation.

"Subordinated Debt" means indebtedness for money owing by the Corporation to any Person which, by the terms thereof, is fully subordinated and postponed to the Notes, is unsecured, and which, by its terms, requires and permits any payments to be made in respect thereof only if, and to the extent that, the Corporation can make a Restricted Payment and shall include any indebtedness owed to any Affiliate of the Corporation.

"Subsidiary" means, on any date, any corporation or other person or entity of which voting shares or other interests carrying more then 50% of the voting rights attached to all

outstanding voting shares or other interests are owned, directly or indirectly, by or for the Corporation and/or by or for any corporation or other person or entity in like relation to the Corporation and includes any corporation or other person or entity in like relation to a Subsidiary; provided, however, such term shall not include any corporation or other person or entity (or its subsidiaries) which has had publicly-traded securities at all times since it first would otherwise have become a Subsidiary.

"Successor Company" has the meaning ascribed to it in Section 6.6.

"Supplemental Indenture" means an indenture supplemental to this Trust Indenture entered into by the Corporation with the Trustee and effective as provided in Article 8.

"Swap Agreement" means every obligation with respect to interest rate and/or currency exchange agreements or other agreements relating to the hedging of interest rate and/or currency exchange rate risks or other derivative instruments and **"Swap Agreements"** means more than one such obligation.

"Swap Counterparty" shall mean a member of the International Swap Dealers Association who at the time the Swap Agreement is entered into is rated in one of the three top rating categories by at least one Rating Agency or a Person guaranteed by such a member.

"Taxes" means all taxes, grants-in-lieu of taxes, payments-in-lieu of taxes, rates, duties and assessments (including local improvement, frontage, water, snow and sewer taxes and rates), imposts, charges, fees, premiums or levies, whether general or special, ordinary or extraordinary, foreseen or unforeseen, of every nature or kind whatsoever and whether in existence on the date of this Trust Indenture or not and any fines, penalties, interest, additions to tax and costs relating thereto that are lawfully levied, imposed, rated, charged or assessed (collectively, "**Imposed**") with respect to the Corporation or a Subsidiary from time to time by any governmental authority, whether federal, provincial, municipal, school or otherwise and includes any taxes or other amounts which are Imposed instead of, or in addition to, any such Taxes (whether of the foregoing character or not and whether in existence at the date of this Trust Indenture or not).

"Trustee" means CIBC Mellon Trust Company or its successors hereafter appointed in the manner provided in this Indenture.

"Trust Indenture" means this trust indenture.

"Written Order of the Corporation" or **"Written Request of the Corporation"** means a written order or request of the Corporation signed in the name of the Corporation by two Authorized Officers and may consist of one or more instruments so executed.

1.2 Publication

In this Indenture, unless the context otherwise requires, any publication to be made under the provisions of this Indenture in successive weeks or on successive dates may be made in each instance upon any Business Day of the week and need not be made in the same Authorized Newspapers for any or all of the successive publications but may be made in different Authorized Newspapers. If, because of the temporary or permanent suspension of the publication or general circulation of any of the Authorized Newspapers or for any other reason, it is impossible or impractical to publish any notice pursuant to this Indenture in the manner herein provided, then such publication in lieu thereof as shall be made with the approval of the Trustee shall constitute a sufficient publication of such notice.

1.3 Number and Gender

Words importing the singular number include the plural and *vice versa* and words importing gender shall include all genders.

1.4 Invalidity, etc.

Each of the provisions contained in this Indenture is distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision of this Indenture.

1.5 Headings, etc.

The division of this Indenture into Articles, Sections, Subsections, Paragraphs and Subparagraphs, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.6 Governing Law

This Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Saskatchewan and the laws of Canada applicable therein, and shall be treated in all respects as Saskatchewan contracts.

1.7 Jurisdiction

Subject to the provisions of any Supplemental Indenture, the Corporation agrees, and the Trustee agrees for itself and each Noteholder, that any legal action or proceeding with respect to this Indenture shall be brought by the Trustee or such Noteholder (to the extent permitted hereunder) in the courts of the Province of Ontario, and such courts shall have exclusive jurisdiction to deal with all matters relating to the interpretation of, or enforcement of rights under this Indenture.

1.8 References

Except as otherwise specifically provided, reference in this Indenture to any contract, agreement or any other instrument shall be deemed to include references to the same as varied, amended, supplemented or replaced from time to time and reference in this Indenture to any enactment including, without limitation, any statute, law, by-law, regulation, ordinance or order, shall be deemed to include references to such enactment as re-enacted, amended or extended from time to time.

1.9 Currency

Subject to the provisions of any Supplemental Indenture, all monetary amounts referred to in this Indenture are in lawful money of Canada.

1.10 Generally Accepted Accounting Principles

All accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles as now or hereafter established by the Canadian Institute of Chartered Accountants or any successor thereto consistently applied by the Corporation, and all financial data submitted pursuant to this Indenture shall be prepared in accordance with such principles. Notwithstanding the foregoing, if (a) any changes in the accounting principles applied by the Corporation from those in effect on the date of this Trust Indenture are hereafter required or permitted by the rules, regulations, pronouncements and opinions of the Canadian Institute of Chartered Accountants or any regulatory body having jurisdiction in the matter; (b) such changes are adopted by the Corporation with the agreement of its auditors; and (c) such changes result in a change in the method of calculation of any of the financial covenants, standards or terms in or relating to the terms hereof, the Corporation agrees to enter into discussions with the Trustee to consider the amendment of such provisions so as to equitably reflect such changes with a desired result that the criteria for evaluating the financial condition of the Corporation shall be the same. No change in such accounting principles that would affect the method of calculation of any of the financial covenants, standards or terms shall be given effect in such calculations until such provisions are amended in a manner approved in an Extraordinary Resolution of the Noteholders to so reflect such changes in such accounting principles. Unless otherwise specified in this Indenture, all calculations under this Indenture shall be based on the unconsolidated financial information of the Corporation.

1.11 Actions on Days Other than Business Days

Except as otherwise specifically provided herein or in any Note, where any payment is required to be made or any other action is required to be taken on a particular day and such day is not a Business Day and, as a result, such payment cannot be made or action cannot be taken on such day, then such payment shall be made or such action shall be taken on the first Business Day after such day.

1.12 General Provisions as to Certificates, Opinions, etc.

(a) Each Officer's Certificate, Counsel's Opinion, Written Order of the Corporation, Written Request of the Corporation or certificate of an Independent Accountant required under or referred to in this Indenture or otherwise furnished in connection with this Indenture shall specify the Section under which such document is being made and, other than a Written Order of the Corporation or a Written Request of the Corporation, shall include:

(i) a statement by the Person giving the evidence that he or she has read, or after making due inquiry, examination or investigation, has full knowledge of, and understands the provisions of this Indenture relating to the matters referred to therein;

(ii) a statement of the nature and scope of the examination or investigation upon which such Person based the certificate, opinion, direction or order; and

(iii) a statement that such Person has made such examination or investigation as he or she believes necessary to enable him or her to make the statements or give the opinions contained or expressed therein.

(b) Whenever the delivery of a certificate, opinion, direction, order or report is a condition precedent to the taking of any action by the Trustee under this Indenture, the truth and accuracy of the facts and opinions stated in such document shall in each case be conditions precedent to the right of the Corporation to have such action taken.

(c) Any Counsel's Opinion may be based, insofar as it relates to factual matters, upon information with respect to the Corporation which is in the possession of the Corporation, or upon the certificate of an Authorized Officer unless such Counsel knows that the certificate with respect to the matters upon which his or her certificate or opinion may be based as aforesaid is erroneous.

(d) Without limiting the generality of the foregoing, upon the reasonable demand of the Trustee, the Corporation shall furnish the Trustee with evidence in such form as the Trustee may reasonably require as to compliance with any condition relating to any action required or permitted to be taken by the Corporation under this Indenture.

1.13 Meaning of "Outstanding" for Certain Purposes

Every Note certified and delivered by the Trustee under a Supplemental Indenture shall be deemed to be **"Outstanding"** until it shall be cancelled or delivered to the Trustee for cancellation or monies for the payment thereof shall be set aside or deemed to be paid as provided in Article 12, provided that:

(a) where a new Note has been issued in substitution for, exchange of or in lieu of a Note which has been lost, stolen or destroyed, only one of them shall be counted for the purpose of determining the aggregate principal amount of Notes Outstanding or the aggregate principal amount of Notes in such Series or Class Outstanding;

(b) Notes which have been partially redeemed or purchased shall be deemed to be Outstanding only to the extent of the unredeemed or unpurchased portion of the principal amount thereof; and

(c) for the purposes of any provision of this Indenture entitling holders of Outstanding Notes to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, Notes owned directly or indirectly, legally or equitably by the Corporation or any of their Affiliates shall be disregarded except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other action, only the Notes in respect of which the Trustee has received an Officer's Certificate from the Corporation specifying such Notes as being owned, directly or indirectly, legally or equitably, by the Corporation or any of their Affiliates shall be so disregarded;

(ii) Notes so owned which have been pledged in good faith other than to the Corporation or an Affiliate shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Notes in his discretion free from the control of the Corporation and its Affiliates; and

(iii) if 100% of the Outstanding Notes are owned by the Corporation and its Affiliates, then such Notes shall not be disregarded.

ARTICLE 2
NOTES

2.1 Amount and Ranking of Notes

The aggregate principal amount of Notes which may be issued under this Indenture is unlimited. All Notes issued under a Supplemental Indenture and at any time Outstanding shall be unsecured, subordinate to all present and future senior secured and unsubordinated Indebtedness of the corporation, and rank *pari passu* with all other Outstanding Notes and other unsecured Indebtedness of the Corporation (other than Subordinated Debt) without preference, priority or distinction between Notes on account of the date or dates or the actual time or times of the issuance or maturity of the Notes.

2.2 Form of Notes

All Notes shall be issued in Series and shall be issued pursuant to a Supplemental Indenture authorizing such Series.

2.3 Issuance and Delivery of Notes

(a) All Notes shall be under the seal of the Corporation or a facsimile thereof (which shall be deemed to be the seal of the Corporation) and all Notes and coupons shall be signed (either manually or by facsimile signature) by any Authorized Officer holding office at the time of signing. A facsimile signature upon any of the Notes or coupons shall for all purposes of this Indenture be deemed to be the signature of the individual whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced and notwithstanding that any individual whose signature, either manual or in facsimile, may appear on the Notes or coupons is not at the date of this Trust Indenture or at the date of the Notes or at the date of certification and delivery thereof, an Authorized Officer of the Corporation, such Notes shall be valid and binding upon the Corporation.

(b) After their authorization by a Supplemental Indenture, Notes of any Series may be executed by the Corporation in accordance with Subsection 2.3(a) and delivered to the Trustee for certification and authentication and, upon compliance by the Corporation with the requirements, if any, set forth in such Supplemental Indenture, as applicable, and with the requirements of Section 2.4, the Trustee shall thereupon authenticate and deliver such Notes to or upon the order of the Corporation in accordance with Section 3.13.

2.4 Conditions Precedent to Delivery of Any Series

All Notes shall be executed by or on behalf of the Corporation, certified by or on behalf of the Trustee and delivered by the Trustee to the Corporation or upon its Written Order, upon delivery to the Trustee of:

(a) a copy, certified by an Authorized Officer, of a resolution of the board of directors of the Corporation authorizing the issuance of the Notes of such Series;

(b) a Counsel's Opinion to the effect that:

(i) the Corporation had the power to enter into this Indenture and the Supplemental Indenture authorizing the Notes of such Series;

(ii) this Indenture and such Supplemental Indenture have been duly and lawfully entered into by the Corporation, are valid and binding upon the Corporation and enforceable in accordance with their terms (subject only to applicable bankruptcy, insolvency or similar laws affecting the

enforcement of creditors' rights generally and limitations arising from equitable principles and other usual and customary exceptions);

(iii) upon the execution, certification, authentication and delivery thereof, the Notes of such Series shall have been duly and validly authorized and issued in accordance with the constating documents of the Corporation, this Indenture and such Supplemental Indenture and shall constitute valid and binding obligations of the Corporation, enforceable in accordance with their terms (subject only to applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally and limitations arising from equitable principles and other usual and customary exceptions); and

(c) a Written Order of the Corporation as to the delivery of the Notes of such Series:

(i) stating in the case of registered Notes or Global Notes, the names and addresses of the holders or Depositary, as the case may be, and in the case of Notes payable to bearer, instructions for the delivery of same;

(ii) stating the aggregate principal amount to be issued and the date and place of delivery of the Notes of such Series; and

(iii) certifying that no Event of Default has occurred and is continuing under this Indenture and that the issuance of the Notes of such Series will not result in an Event of Default under this Indenture or a contravention of the provisions of Section 6.2;

(d) a duly executed copy of the Supplemental Indenture authorizing the Notes of such Series which shall specify:

(i) the authorized principal amount, currency of payment and Series designation of such Notes and, if applicable, the number of Classes within such Series of Notes;

(ii) the date or dates, and the maturity date or dates, of the Notes of such Series, or the manner of determining such dates, it being expressly acknowledged that Notes which are payable on demand may be issued;

(iii) the interest rate or rates or discount rate or rates to be borne by the Notes of such Series or the manner of determining such rate or rates, and the payment dates for interest on Notes of such Series;

(iv) if applicable, the manner of dating, numbering and lettering the Notes of such Series;

(v) the Paying Agent or Paying Agents and the place or places of payment of the principal and redemption price, if any, of and interest on, the Notes of such Series or the manner of appointing and designating the same;

(vi) if applicable, the redemption or repurchase prices and the redemption or repurchase terms for the Notes of such Series, or the manner of determining such price and terms and the manner of selecting the Notes to be redeemed or repurchased;

(vii) if applicable and so determined by the Corporation, provisions for the sale of the Notes of such Series;

(viii) the forms of the Notes of such Series and the coupons, if any, to be attached to the Notes of such Series and of the Trustee's certificate of authentication;

(ix) if applicable, the priority of payments and other entitlements, including covenants, events of default and other matters differentiating the Classes within a Series of Notes to be issued under the Supplemental Indenture;

(x) if applicable, any special voting requirements applicable to the Notes of such Series; and

(xi) any other provisions deemed advisable by the Corporation which do not conflict with the provisions hereof;

(e) if any Noteholders' approval is required by the terms of this Indenture for the issuance of the Notes of such Series, an Officer's Certificate stating that such approval has been obtained and certifying the purpose or purposes for which the proceeds of the Notes of such Series are to be used; and

(f) such further documents and monies as are required by the provisions of Article 8 or any Supplemental Indenture.

2.5 Application of Proceeds of Notes

The proceeds, including accrued interest, of the Notes of any Series shall be applied by the Corporation in accordance with the certificate delivered to the Trustee pursuant to Subsection 2.4(e) and as set out in the Supplemental Indenture authorizing that Series of Notes.

2.6 Terms

Each Series of Notes shall bear the terms provided for in the Supplemental Indenture authorizing that Series of Notes.

ARTICLE 3
GENERAL TERMS AND PROVISIONS OF NOTES

3.1 Notes Generally

Subject to the provisions of Section 3.3, each Note shall be entitled "**Saskatchewan Wheat Pool Senior Unsecured Notes**" or such other title as may be specified for such Series of Notes designation and, if applicable, shall bear such additional letter or number Class of a Series designation as shall be provided for in the Supplemental Indenture authorizing the Series of such Notes and, if applicable, Class of a Series of Notes. Notes of any one Series shall be substantially identical except as to denominations and as may otherwise be provided in the Supplemental Indenture authorizing such Notes. Each coupon Note shall be dated as of the date specified in, or determined in accordance with, the Supplemental Indenture authorizing such Note and shall bear interest from its date, payable in the case of instalments due at or prior to maturity in accordance with, and upon surrender of, the appurtenant interest coupons as they severally become due. Each fully registered Note shall be dated as of the Payment Date to which interest has been paid in full next preceding the date of authentication and delivery thereof by the Trustee, except that:

(a) if such date of authentication and delivery shall be prior to the first Payment Date, such Note shall be dated as of the date of the Notes, if any, issued with coupons, as specified in the Supplemental Indenture authorizing such fully registered Note, or, if no coupon Notes are authorized in such Supplemental Indenture, then as of the date specified in such Supplemental Indenture; or

(b) if such date of authentication and delivery shall be a Payment Date to which interest has been paid in full, such Note shall be dated as of such Payment Date.

Each fully registered Note shall bear interest from its date. Interest payable on any Notes in respect of any period that commenced on a date that is not the day immediately following a Payment Date for such Notes or ends on a date that is not a Payment Date for such Notes shall be calculated on the basis of the number of days elapsed in such period for which interest is payable. Interest upon the principal of each Note shall cease to accrue from the maturity date of such Note unless payment of such principal shall be improperly withheld or refused upon due presentment and surrender of such Note at the appropriate place on or after such maturity date. Subject to the provisions of the Supplemental Indenture authorizing a Series of Notes and, if applicable, Classes of a Series of Notes, interest shall be payable on all amounts of principal and interest which are not paid when due or the payment of which has not been provided for when due, at the same rate of interest as is payable prior to such failure on the Outstanding principal amount of such Series and, if applicable, Classes of a Series of Notes.

3.2 Payment Dates

Principal and interest, if any, on any Series of Notes shall become due on the dates specified for the payment thereof in the Supplemental Indenture authorizing such Series of Notes.

3.3 Legends

The Notes of each Series may contain or have endorsed thereon such provisions, specifications and descriptive words not inconsistent with the provisions of this Trust Indenture as may be necessary or desirable to comply with the rules of any securities exchange or regulatory authority, or otherwise, as may be determined by the Corporation prior to the authentication and delivery thereof.

3.4 Form of Legend for Global Notes

Unless otherwise specified in the Supplemental Indenture authorizing a Series and, if applicable, Classes of a Series, every Global Note of such Series and, if applicable, Classes of a Series, authenticated and delivered by the Trustee shall bear a legend in substantially the following form:

> **UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE CANADIAN DEPOSITORY FOR SECURITIES LIMITED ("CDS") TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS). ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS& CO., HAS AN INTEREST HEREIN. THIS SENIOR UNSECURED NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE TRUST INDENTURE HEREINAFTER DEFINED AND IS REGISTERED IN THE NAME OF CDS & CO. AS NOMINEE OF CDS.**

3.5 Payments

Principal and interest with respect to any Series shall be payable in the currency specified in the Supplemental Indenture authorizing such Series. Subject to the provisions of the Supplemental Indenture authorizing such Series, the principal of any Note of a Series shall be payable at the principal office of the Trustee if the Trustee acts as a Paying Agent for such Series or, at the option of the holder, at the principal office of any other Paying Agent upon presentation and surrender of such Note. Subject to the provisions of the Supplemental Indenture authorizing such Series, interest on coupon Notes shall be payable at the principal office of the Trustee if the Trustee acts as a Paying Agent for such Series or, at the option of the holder, at the principal office of any other Paying Agent, in either such case, upon presentation and surrender of the coupons representing such interest. As the interest on fully registered Notes becomes due (except in the case of payment of interest at maturity or on redemption which shall be paid on presentation and surrender of such Notes for payment and except as hereinafter in this Section

3.5 provided) the Corporation shall, at least two days prior to each Payment Date, forward, or cause to be forwarded by prepaid ordinary mail, to the holder for the time being, or, in the case of joint holders, to whichever of such joint holders is named first in the appropriate register maintained by the Trustee for such purpose, at his or her address appearing in such register a cheque drawn on the Corporation's bankers for such interest (less any tax required by law to be deducted), payable to the order of such holder or holders and negotiable at par at each of the places at which interest upon such Notes is payable. The forwarding of such cheque shall satisfy and discharge the liability for the interest upon such Notes to the extent of the sums represented thereby (plus the amount of any tax deducted as aforesaid) unless such cheque be not paid on presentation. In the event of the non-receipt of such cheque by such registered holder or the loss or destruction thereof, the Corporation, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity in amount and form reasonably satisfactory to it, shall issue or cause to be issued to such holder a replacement cheque for the amount of such cheque. The Corporation, in lieu of forwarding or causing to be forwarded, any such cheque in payment of interest, may agree with any holder of Notes to pay interest to or to the order of such holder at any place at which interest on such Notes is payable and may make all such payments by pre-authorized transfer payments or other form of electronic payments acceptable to the Trustee and the holder of the Note.

If the date for payment of any amount of principal or interest on any Note is not a Business Day at the place of payment, then payment will be made on the next Business Day and the holder of the Note will not be entitled to any further interest or other payment in respect of the delay. Payment of principal and the interest due, at maturity or on a Redemption Date, will be paid directly to the Depository while the book-entry only system is in effect. If registered Notes are issued, payment of principal and interest due, at maturity or on a Redemption Date, will be paid upon surrender thereof at any office of the Trustee or as otherwise specified in the Indenture.

3.6 Forms and Denominations

The Notes of each Series may be issued in the form of coupon Notes which are not registered as to principal, coupon Notes which are registered as to principal only, fully registered Notes, a Global Note or in such other form as may from time to time be customary, in each case as specified in the Supplemental Indenture authorizing such Series. Coupon Notes not registered as to principal shall be payable to bearer with a single coupon attached for each instalment of interest thereon, but shall be registrable as to principal in the manner provided in Section 3.7. The definitive Notes of each Series shall be in substantially the form set forth in the Supplemental Indenture authorizing such Series. The Notes of each Series may be issued in such denomination or denominations as may be specified in the Supplemental Indenture authorizing such Series. In the absence of any provisions in such Supplemental Indenture specifying the denomination or denominations of such Series, the Notes of such Series shall be in the denomination of Five Thousand Dollars ($5,000.00) each or, if there are fully registered Notes of such Series, in denominations of Five Thousand Dollars ($5,000.00) or any integral multiple thereof.

3.7 **Interchangeability of Notes**

(a) Subject to the provisions of any Supplemental Indenture authorizing a Series of Notes, coupon Notes of such Series may, at the option of the holder thereof, upon reasonable notice and surrender thereof, together with all unmatured coupons, at the principal office of the Trustee in the city of Calgary, Alberta and upon payment by such holder of any charges which the Corporation or the Trustee may make as provided in Section 3.9, be exchanged for an equal aggregate principal amount of fully registered Notes of the same Series, maturity and interest rate in any authorized denomination or denominations or, if such coupon Notes are not registered as to principal, be exchanged for an equal aggregate principal amount of coupon Notes registered as to principal of the same Series, maturity and interest rate with appropriate coupons attached.

(b) Subject to the provisions hereof and the Supplemental Indenture authorizing a Series, fully registered Notes of such Series, at the option of the registered holder thereof upon reasonable notice and surrender thereof at the principal office of the Trustee with a written instrument of transfer satisfactory to the Trustee, duly executed by such registered holder or his or her duly authorized attorney, and upon payment by such registered holder of any charges which the Corporation or the Trustee may make as provided in Section 3.9, may be exchanged for an equal aggregate principal amount of coupon Notes (registered as to principal or not registered) of the same Series, maturity and interest rate with appropriate coupons attached, or may be exchanged for an equal aggregate principal amount of fully registered Notes of the same Series, maturity and interest rate, in any other authorized denomination or denominations.

(c) The Corporation shall execute and the Trustee shall authenticate and deliver all Notes necessary to carry out the exchanges contemplated in this Section 3.7. Subject to Section 3.9, all Notes surrendered for exchange shall be cancelled by the Trustee.

(d) When coupon Notes are issued in exchange for fully registered Notes upon which interest is in default, as shown by the records of the Trustee, such Notes shall have attached thereto all coupons maturing after the date to which interest has been paid in full, as shown by the records of the Trustee, and in case any interest due and payable shall have been paid in part, appropriate notation shall be made on the coupons to evidence such fact.

3.8 **Negotiability, Transfer and Registry**

(a) All coupons and all coupon Notes, other than coupon Notes registered as to principal, shall be negotiable instruments payable to bearer and title thereto shall pass by delivery. The holder of any coupon Note, other than a coupon Note registered as to principal, shall be entitled to all of the principal evidenced by such coupon Note, and the holder of any coupon shall be entitled to all of the interest

evidenced by such coupon, in each case, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction, and all Persons may act accordingly and the receipt by any such holder for any such principal or interest, as the case may be, shall be a good discharge to the Corporation and the Trustee for the same and neither the Corporation nor the Trustee shall be bound to inquire into the title of any such holder.

(b) The Corporation shall cause to be kept by and at the principal office of the Trustee in the City of Calgary, Alberta or at such other place or places (if any) as the Corporation may designate with the approval of the Trustee, by the Trustee or such other registrar as the Corporation may appoint or at such other place or places (if any) as may be specified in any Supplemental Indenture, registers (the registers maintained for such purposes in such office and at such other place or places being herein sometimes collectively referred to as the "**register**") in which, subject to such reasonable regulations as the Corporation or the Trustee or such other registrar may prescribe, shall be entered the names and addresses of the holders of fully registered Notes and coupon Notes registered as to principal only and particulars of the Notes held by them. The Trustee is hereby appointed registrar for the purpose of registering registered Notes and transfers thereof as herein provided.

(c) No transfer of a fully registered Note or a coupon Note registered as to principal shall be valid unless made on one of the registers therefor by the registered holder thereof or his or her executors, administrators or other legal representatives or by his or her attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee or other registrar, upon surrender of such Note together with a written instrument of transfer satisfactory to the Trustee or other registrar and duly executed by such registered holder or such legal representatives or such duly authorized attorney and upon compliance with such reasonable requirements as the Trustee or other registrar may prescribe and upon payment by (or on behalf of) such registered holder of any charges which the Corporation or the Trustee may make as provided in Section 3.9. Upon the surrender for registration of transfer of any such registered Note, the Corporation shall execute and the Trustee shall authenticate and deliver, at the option of the transferee and subject to the provisions of the Supplemental Indenture authorizing such Notes a new fully registered Note, registered in the name of the transferee, of the same aggregate principal amount, Series, maturity and interest rate as the surrendered Note, or coupon Notes registered as to principal in the name of the transferee, of the same aggregate principal amount, Series, maturity and interest rate as the surrendered Note, with appropriate coupons attached. After the appropriate form of transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that regard required by this Trust Indenture, any applicable Supplemental Indenture or by law, the transferee of a

registered Note shall be entitled to be entered on the register as the holder of such Note free from all equities or rights of set-off or counterclaim between the Corporation and his or her transferor or any previous holder of such Note, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction, and all Persons may act accordingly.

(d) The Corporation and any Fiscal Agent may deem and treat the Person in whose name any coupon Note registered as to principal is registered as the absolute owner thereof, whether such Note shall be overdue or not, for all purposes, except for the purpose of receiving payment of coupons or as required by law and neither the Corporation nor any Fiscal Agent shall be affected by any notice to the contrary. Payment of, or on account of, the principal or redemption price, if any, of any coupon Note registered as to principal shall be made only to, or upon the order of the registered holder thereof. All such payments shall be valid and effective to satisfy and discharge the liability upon such Note in respect of such principal or redemption price to the extent of the sum or sums so paid, and thereafter no further payment shall be required with respect thereto. The Corporation and any Fiscal Agent may deem and treat the bearer of any coupon as the absolute owner thereof, except as required by law, whether such coupon shall be overdue or not, for the purpose of receiving payment thereof and for all other purposes whatsoever, and neither the Corporation nor any Fiscal Agent shall be affected by any notice to the contrary. The Corporation and any Fiscal Agent may deem and treat the bearer of any coupon Note not registered as to principal as the absolute owner thereof, except as required by law, whether such Note shall be overdue or not, for the purpose of receiving payment of, or on account of, the principal or redemption price, if any, of such Note and for all other purposes, except for the purpose of receiving payment of coupons, and neither the Corporation nor any Fiscal Agent shall be affected by any notice to the contrary. The Corporation and each Fiscal Agent may deem and treat the Person in whose name any fully registered Note is registered as the absolute owner thereof, except as required by law, whether such Note shall be overdue or not, for all other purposes, and neither the Corporation nor any Fiscal Agent shall be affected by any notice to the contrary. Payment of, or on account of, the principal or redemption price, if any, of any fully registered Note, or the interest on such Note, shall be made only to, or upon the order of, the registered holder thereof. All such payments shall be valid and effective to satisfy and discharge the liability upon such Note in respect of such principal, redemption price or interest to the extent of the sum or sums so paid.

(e) The following provisions apply to Global Notes:

(i) Each Global Note authenticated under any Supplemental Indenture shall be registered in the name of the Depositary designated for such Global Note or a nominee thereof and delivered to such Depositary or a nominee thereof or custodian therefor, and each such Global Note shall constitute a

****
*** TX REPORT ***
****

TRANSMISSION OK

TX/RX NO	2977
CONNECTION TEL	13037922035
CONNECTION ID	
ST. TIME	04/13 12:05
USAGE T	01'54
PGS. SENT	6
RESULT	OK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

FACSIMILE COVER SHEET

DATE: April 13, 2006

TO: Andrew I. Telsey, Esq.

303-768-9221
303-792-2035 (fax)

FROM: Patti Dennis
(202) 551-3251
(202) 772-9207 (FAX)

RE: Delinquency letters for:
Oxir Investments Inc.
SDT Holdings Corp.
V-Formation Inc.

****
*** ACTIVITY MANAGEMENT REPORT TX ***
****

ST. TIME	CONNECTION TEL	CONNECTION ID	NO.	MODE	PGS.	RESULT
04/06 18:15	15045689130		2962	TRANSMIT ECM	3	OK 01'21
04/07 10:01	16014455461		2963	TRANSMIT	0	NG 00'00 0 #018
04/07 12:41	12124743700		2964	TRANSMIT ECM	1	OK 00'23
04/07 12:42	12124743700		2965	TRANSMIT ECM	2	OK 00'34
04/07 13:17	2164262109		2966	TRANSMIT	0	NG 00'00 0 STOP
04/07 13:19	12164262109		2967	TRANSMIT ECM	1	OK 00'31
04/07 13:51	19167953330		2968	TRANSMIT ECM	3	OK 01'04
04/10 15:20	4439232781		2969	TRANSMIT	0	NG 00'00 0 STOP
04/10 15:24	14439232781		2970	TRANSMIT ECM	5	OK 02'31
04/10 17:22	14122816622		2971	TRANSMIT G3	7	OK 03'15
04/10 18:27	14122816622		2972	TRANSMIT G3	7	OK 03'14
04/11 11:23	12146598815		2973	TRANSMIT ECM	3	OK 01'02
04/12 08:13	18666432245		2974	TRANSMIT ECM	2	OK 00'55
04/12 17:17	6464326941		2975	TRANSMIT	0	NG 00'00 0 #018
04/12 17:25	16464326941		2976	TRANSMIT ECM	3	OK 02'50
04/13 12:05	13037922035		2977	TRANSMIT ECM	6	OK 01'54

****
*** ACTIVITY MANAGEMENT REPORT RX ***
****

ST. TIME	CONNECTION TEL	CONNECTION ID	NO.	MODE	PGS.	RESULT
04/06 11:11	+086788130		6088	AUTO FAX RX ECM	2	OK 00'46
04/06 11:34	703 914 0571	P&BENEFITS OAPM	6089	AUTO FAX RX ECM	1	OK 00'48
04/06 14:33			6090	AUTO FAX RX ECM	5	OK 01'12
04/06 15:30	416 361 1333		6091	AUTO FAX RX ECM	10	OK 02'54
04/06 23:35	999 999 9999		6092	AUTO FAX RX ECM	1	OK 00'46
04/07 04:00	0048 76 8478205	KGHM POLSKA MIED	6093	AUTO FAX RX ECM	1	OK 00'39
04/07 11:20			6094	AUTO FAX RX ECM	2	OK 00'39
04/07 12:21	306 569 4400	SWP-COMM.	6095	AUTO FAX RX ECM	4	OK 01'15
04/07 17:20	16302859016		6096	AUTO FAX RX ECM	2	OK 01'13
04/10 04:14	+46 8 6147550	KS FINANS	6097	AUTO FAX RX ECM	4	OK 01'45
04/10 08:09	020 7887 0001		6098	MEMORY RX ECM	4	OK 01'11
04/10 10:43	8185011241		6099	MEMORY RX ECM	9	OK 02'37
04/10 23:12	82 2 798 6953		6100	AUTO FAX RX ECM	2	OK 01'03
04/11 01:50	61 3 9645 7226	SECRETARIAL DEPA	6101	AUTO FAX RX ECM	6	OK 01'39
04/11 02:25	61 3 9645 7226	SECRETARIAL DEPA	6102	AUTO FAX RX ECM	5	OK 01'03
04/11 11:42	202 772 5858		6103	AUTO FAX RX ECM	4	OK 02'04
04/11 15:19	787 725 8339		6104	AUTO FAX RX ECM	1	OK 00'30
04/11 16:06	812 4828060		6105	AUTO FAX RX ECM	4	OK 01'13
04/12 09:55	3015671287		6106	AUTO FAX RX ECM	14	OK 06'33
04/12 14:15			6107	AUTO FAX RX ECM	4	OK 01'26
04/12 16:56	2155975885		6108	AUTO FAX RX ECM	31	OK 10'15
04/13 11:28	306 569 4400	SWP-COMM.	6109	AUTO FAX RX ECM	10	NG 02'34 10
04/13 11:52	306 569 4400	SWP-COMM.	6110	MEMORY RX ECM	25	OK 06'36
04/13 12:10	306 569 4400	SWP-COMM.	6111	AUTO FAX RX ECM	30	OK 10'35

Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

facsimile transmittal

To:	Mr. Paul Dudek Securities and Exchange Commission	Fax:	(202) 772-9207
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	Date:	04/12/06
Re:	Exemption No: 82-5037	Pages:	10

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

single Note for all purposes of this Indenture. None of the Corporation, the Trustee or any other Paying Agent shall have any responsibility or liability for any aspects of the records relating to or payments made by any Depositary on account of the beneficial interest in any Global Note. Except as provided in this Subsection 3.8(e), owners of beneficial interests in any Global Note shall not be entitled to have Notes registered in their names, shall not receive or be entitled to receive Notes in definitive form and shall not be considered owners or holders thereof under this Indenture. Nothing in this Trust Indenture or in any Supplemental Indenture shall prevent the owners of beneficial interests in Global Notes from voting such Notes using duly executed proxies.

(ii) Notwithstanding any other provision in this Indenture other than a provision referred to in Subparagraph 3.8(e)(ii)(C), no Global Note may be exchanged in whole or in part for Notes registered, and no transfer of a Global Note in whole or in part may be registered in the name of any Person other than the Depositary for such Global Note or a nominee thereof unless:

(A) such Depositary:

(I) has notified the Corporation that it is unwilling or unable to continue as Depositary for such Global Note; or

(II) has ceased to be a clearing agency (registered, if required, under the securities legislation governing such Global Note) or otherwise ceased to be eligible to be a depositary; or

(III) has been notified by the Corporation, at the Corporation's option, that the Corporation elects or is required by law to terminate the book entry only system through such Depositary;

(B) there shall have occurred and be continuing an Event of Default; or

(C) there shall exist such circumstances, if any, in addition to or in lieu of the foregoing as have been specified for this purpose in the Supplemental Indenture authorizing such Global Note.

Upon the occurrence of any of the events described in paragraphs (A) to (C) above, the Trustee shall notify the Depositary of the availability through the Depositary of the Notes in registered form. Upon surrender by the Depositary of the Global Note representing the Notes and receipt of instructions from the Depositary for the new registrations, the Trustee will deliver Notes in registered

form representing the Notes and thereafter the Corporation will recognize the holders of such Notes as Noteholders under the Indenture.

(iii) Subject to Paragraph 3.8(e)(ii), any exchange of a Global Note for Notes which are not Global Notes may be made in whole or in part in accordance with the provisions of Subsection 3.11(b), *mutatis mutandis*. All such Notes issued in exchange for a Global Note or any portion thereof shall be registered in such names as the Depositary for such Global Note shall direct and shall be entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to Global Notes) as the Global Note or portion thereof surrendered upon such exchange.

(iv) Every Note authenticated and delivered upon registration of transfer of a Global Note, or in exchange for or in lieu of a Global Note or any portion thereof, whether pursuant to this Subsection 3.8(e) or otherwise, shall be authenticated and delivered in the form of, and shall be, a Global Note, unless such Note is registered in the name of a Person other than the Depositary for such Global Note or a nominee thereof.

3.9 <u>Regulations with Respect to Exchanges and Transfers</u>

In all cases in which the privilege of exchanging Notes or registering the transfer of Notes is exercised, the Corporation shall execute and the Trustee shall authenticate and deliver Notes in accordance with the provisions of this Indenture. Subject to Subsection 3.11(b), all registered Notes surrendered for exchange or registration of transfer shall forthwith be cancelled by the Trustee. All coupon Notes not registered as to principal and the coupons appertaining thereto which are surrendered for exchange may be retained, when directed in writing by the Corporation, in the possession of the Trustee for the purpose of reissuance upon a subsequent exchange, and the Trustee, prior to reissuance of any such coupon Notes, shall detach therefrom and cancel all matured coupons. For every exchange or registration of transfer of Notes, whether temporary or definitive, the Corporation or the Trustee, as a condition precedent to the privilege of making such exchange or registration of transfer, may make a charge sufficient to reimburse it for any transfer tax or other similar governmental charge required to be paid with respect to such exchange or registration of transfer. No charge shall be made to the holder in connection with such exchange or registration of transfer to pay the cost of preparing each new Note issued upon such exchange or registration of transfer. Any such charge shall be borne by the Corporation. Neither the Corporation nor the Trustee shall be required to exchange or register the transfer of Notes of any Series for a period of ten (10) days next preceding a Payment Date for the Notes of such Series or, in the case of any proposed redemption of Notes of any Series, for a period of ten (10) days next preceding any selection of Notes of such Series to be redeemed or thereafter until the first publication or mailing of any notice of redemption.

3.10 Notes Mutilated, Defaced, Destroyed, Stolen or Lost

In case any Note or coupon shall become mutilated or defaced, or be destroyed, stolen or lost, the Corporation shall, subject to applicable law, execute, and thereupon the Trustee, at its principal office, shall authenticate and deliver a new Note (with appropriate coupons attached in the case of a coupon Note to which coupons were attached at the time such Note was mutilated, defaced, destroyed, stolen or lost) or a new coupon of like date and tenor as the Note or coupon, as the case may be, so mutilated, defaced, destroyed, stolen or lost, in exchange and substitution for such mutilated or defaced Note or coupon upon surrender and cancellation thereof, or in lieu of and substitution for such destroyed, stolen or lost Note or coupon, upon filing with the Trustee evidence satisfactory to the Corporation and the Trustee in their discretion that such Note or coupon has been destroyed, stolen or lost and proof of ownership thereof, and upon furnishing the Corporation and the Trustee with an indemnity in amount and form satisfactory to them in their discretion and complying with such other reasonable terms and conditions as the Corporation and the Trustee may prescribe and paying such reasonable charges and expenses as the Corporation and Trustee may incur in connection therewith. All mutilated or defaced Notes and coupons surrendered to the Trustee pursuant to this Section shall be cancelled by it. Any new Note or coupons authenticated and delivered pursuant to this Section in substitution for a Note or coupons mutilated or defaced or alleged to be destroyed, stolen or lost shall constitute original additional contractual obligations on the part of the Corporation, whether or not the Note or coupons so alleged to be destroyed, stolen or lost constitute contractual obligations at any time enforceable by anyone. Any new Note or coupon authenticated and delivered pursuant to this Section shall be entitled to all the benefits of this Indenture equally and rateably in accordance with the terms of this Indenture with any and all other Notes and coupons.

3.11 Preparation of Definitive Notes and Temporary Notes

(a) Unless otherwise provided in any Supplemental Indenture authorizing any Series of Notes, definitive Notes (other than Global Notes) of such Series shall be typewritten and not lithographed or printed with steel engraved borders. Pending the preparation and delivery to the Trustee of definitive Notes of any Series, the Corporation may execute in lieu thereof (in the same manner as is provided in Section 3.13 but subject to the provisions, conditions and limitations set forth in this Section 3.11) and, upon the Written Request of the Corporation, the Trustee shall authenticate and deliver one or more temporary Notes which are printed, lithographed, typewritten or otherwise produced, in such form and in any authorized denomination substantially of the tenor of the definitive Notes in lieu of which such temporary Notes are issued and with such appropriate omissions, insertions, substitutions and other variations as the Trustee or any Authorized Officers executing such temporary Notes may approve, such approval to be conclusively evidenced by the execution thereof by the Corporation (in the manner provided in Section 3.13) and the authentication and delivery thereof by the Trustee. Any such temporary Notes shall entitle the holders thereof to definitive Notes in any authorized denomination when the same are prepared and ready for delivery. The aggregate principal amount of temporary Notes of any

Series authenticated and delivered by the Trustee shall not exceed the aggregate principal amount of Notes of such Series authorized by the Supplemental Indenture authorizing such Series.

(b) Within a reasonable time after the issuance of any temporary Notes, the Corporation shall cause to be prepared the appropriate definitive Notes for delivery to the holders of such temporary Notes. After the preparation of definitive Notes of a Series, the temporary Note or Notes of such Series shall be exchangeable for definitive Notes of such Series representing the same underlying Indebtedness upon surrender of such temporary Note or Notes at the principal office of the Trustee or at the principal office of any other Paying Agent, without charge to the holder thereof. Upon surrender of any such temporary Note, the Corporation shall execute and the Trustee shall authenticate and deliver in exchange for all or any part of such temporary Note, one or more definitive Notes of the same Series, of any authorized denomination and of like tenor and for an aggregate principal amount equal to the aggregate principal amount of the temporary Note or part thereof that is being exchanged for such definitive Note or Notes and if part only of such temporary Note is being exchanged for such definitive Note or Notes, together with such temporary Note with the reduction of the principal amount thereof endorsed thereon or on a schedule annexed thereto by the Trustee or such Paying Agent or together with a new temporary Note or Notes, executed by the Corporation and authenticated and delivered by the Trustee, of the same Series, of any authorized denomination and of like tenor and for an aggregate principal amount equal to the remaining principal amount of the surrendered temporary Note or Notes. Upon the exchange of the entire principal amount of a temporary Note for definitive Notes or for definitive Notes together with new temporary Notes (in either case, representing the same underlying Indebtedness), the temporary Note so exchanged shall be cancelled. Until exchanged for definitive Notes, the temporary Note or Notes of any Series shall in all respects be entitled to the same benefits under this Indenture as definitive Notes of such Series.

3.12 Cancellation and Destruction of Notes or Coupons

All Notes paid or redeemed, either at or before maturity, together with all unmatured coupons, if any, appertaining thereto, shall be delivered to the Trustee when such payment or redemption is made, and such Notes and coupons, together with all Notes purchased by the Corporation, shall thereupon be cancelled promptly. No Notes shall be authenticated in lieu of or in exchange for any Notes cancelled as provided in this Section 3.12 except as expressly permitted under this Indenture. All coupons shall be promptly cancelled upon their payment and delivered to the Trustee. Notes and coupons so cancelled may at any time be incinerated, shredded or otherwise destroyed by the Trustee, when directed in writing by the Corporation in accordance with its ordinary business practice who shall execute a certificate of incineration, shredding or destruction in duplicate by the signature of one of its authorized officers describing the Notes

and coupons so incinerated or otherwise destroyed and one executed certificate shall be filed with the Corporation and the other executed certificate shall be retained by the Trustee.

3.13 Authentication

(a) The Notes of any Series shall bear thereon a certificate of authentication, substantially in the form set forth in the Supplemental Indenture authorizing such Series, executed manually by the Trustee. No Note and no coupon appertaining thereto shall be issued or, if issued, shall be obligatory or entitle the holder to any right or benefit under this Indenture or shall be valid or obligatory for any purpose until such certificate of authentication shall have been duly executed by the Trustee. Such certificate of the Trustee upon the Notes or any Series executed by or on behalf of the Corporation shall be conclusive evidence as against the Corporation that the Notes so authenticated have been duly executed, authenticated and delivered under this Trust Indenture and the Supplemental Indenture authorizing such Series and is a valid and binding obligation of the Corporation and that the holder thereof is entitled to the benefits of this Indenture.

(b) The certificate of the Trustee on Notes shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Notes (except the due certification thereof and any other warranties implied by law) or as to the performance by the Corporation of its obligations under this Indenture and the Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or of the proceeds thereof.

(c) Except as otherwise provided herein, the Trustee, before authenticating and delivering any coupon Notes, shall cut off, cancel and destroy all matured coupons attached thereto, except matured coupons for which payment in full has not been provided.

3.14 Registers Open for Inspection

The registers mentioned in Section 3.8 shall at all reasonable times be open for inspection by the Corporation, the Trustee or any Noteholder (including, without limitation, any Person who has a beneficial interest in a Global Note and who provides a sworn affidavit confirming such beneficial ownership). Every registrar (including the Trustee) shall from time to time when requested to do so in writing by the Corporation or by the Trustee furnish the Corporation or the Trustee with a list of the names and addresses of holders of Notes entered on the register kept by such registrar and showing the principal amount and serial numbers of the Notes held by each such holder. Every registrar (including the Trustee) shall, from time to time when requested in writing by a Noteholder (including, without limitation, any Person who has a beneficial interest in a Global Note and who provides a sworn affidavit confirming such beneficial ownership), at the expense of the Noteholder, furnish the Noteholder with a list of the names and addresses of holders of Notes or any Series thereof entered on the register kept by such registrar and showing the principal amount and serial numbers of the Notes held by such holders. Notice of such request shall be provided by the registrar (including the Trustee) to the Corporation.

3.15 Right to Redeem

Notes of a Series may be subject to redemption prior to maturity at such times, to the extent and in the manner provided herein and in any Supplemental Indenture authorizing the issuance thereof. Notes of any Series which are redeemable before their maturity shall be redeemable in accordance with their terms and in accordance with Sections 3.17 to 3.21.

3.16 Election to Redeem

The right of the Corporation to elect to redeem any Notes of any Series shall be set forth in the terms of the Notes of such Series established in accordance with the Supplemental Indenture authorizing such Series. In the case of any redemption of Notes (a) prior to the expiration of any applicable restriction on such redemption provided in the terms of such Notes or elsewhere in this Trust Indenture or in the applicable Supplemental Indenture; or (b) pursuant to an election of the Corporation that is subject to a condition specified in the terms of such Notes, the Corporation shall furnish the Trustee with an Officer's Certificate evidencing compliance with such restriction or condition.

3.17 Notes to Be Redeemed

(a) Unless otherwise specified in a Supplemental Indenture, if less than all the Notes of any Series are to be redeemed, the Notes of the Series to be redeemed shall be redeemed on a *pro rata* basis in accordance with the principal amount of the Outstanding Notes of such Series held by a Noteholder.

(b) For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Notes shall relate, in the case of any Notes redeemed or to be redeemed, only in part, to the portion of the principal amount of such Notes which has been or is to be redeemed.

3.18 Notice of Redemption

Notice of intention to redeem any Notes shall be given by or on behalf of the Corporation to the Noteholders which are to be redeemed, not more than 60 days and not less than 30 days prior to the date fixed for redemption (the "**Redemption Date**"), in the manner provided in Section 12.2. Every notice of redemption shall specify the Series and the stated maturity of the Notes called for redemption, the Redemption Date, the Redemption Price or, where applicable, the date upon which the Redemption Price shall be calculated in connection with the Notes called for redemption (the "**Pricing Date**") and the place or places of payment, and shall state that all interest thereon shall cease from and after the Redemption Date. In addition, unless all the outstanding Notes of a Series are to be redeemed, the notice of redemption shall specify

(a) in the case of a notice mailed to a Noteholder, the distinguishing letters and numbers of the Notes which are to be redeemed (or of such thereof as are registered in the name of such Noteholder);

(b) in the case of a published notice, the distinguishing letters and numbers of the Notes which are to be redeemed or, if such Notes are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Notes so selected;

(c) in the case of Book Entry Only Notes, that the redemption shall take place in such manner as may be agreed by the Depositary, the Trustee and the Corporation; and

(d) in all cases, the principal amount of each Note to be redeemed or, if any such Note is to be redeemed in part only, the principal amount of such part.

If a notice of redemption specifies a Pricing Date for any Notes, the Corporation shall deliver to the Trustee, not later than the third Business Day prior to the Redemption Date for such Notes, an Officer's Certificate which specifies the Redemption Price of such Notes.

3.19 Deposit of Redemption Price

(a) Except for Notes issued only in global form, on or before 12:00 noon (Toronto time) on any Redemption Date, the Corporation will deposit with the Trustee an amount in immediately available funds sufficient to pay the Redemption Price of, and accrued interest on, all the Notes which are to be redeemed on that date.

(b) For Notes issued only in global form, the Corporation will, on or before 12:00 noon (Toronto time) on any Redemption Date, pay the Redemption Price to the Depositary in accordance with the book entry only system of the Depositary and provide written notice to the Trustee that such payment has been made.

3.20 Notes Payable on Redemption Date

Notice of redemption having been given as aforesaid, the Notes so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price, and from and after such date, unless the Corporation shall default in the payment of the Redemption Price, such Notes shall cease to bear interest and shall be void. Upon surrender of any such Note for redemption in accordance with said notice, such Note shall be paid by the Corporation at the Redemption Price; provided, however, that, unless otherwise specified, installments of interest on Notes whose stated maturity is on or prior to the Redemption Date shall be payable according to their terms and the provisions of Section 3.5.

3.21 Affiliate Purchase in Lieu of Redemption

Notwithstanding Section 3.20, and notice of redemption having been given as aforesaid, the Corporation may, by providing notice to the Trustee at least one Business Day prior to the Redemption Date, elect to have an Affiliate of the Corporation purchase all, but not less than all, of the Notes so to be redeemed at a price equal to the Redemption Price. Upon payment therefore of an amount equal to the Redemption Price, such Notes shall be transferred to such

Affiliate in accordance with the transfer provisions of this Indenture and such Notes shall not become due and payable on the Redemption Date. Should such Affiliate fail to make full payment of such amount on the Redemption Date, then such Notes shall become due and payable in accordance with Section 3.20.

3.22 Notes Redeemed in Part

Any Note (including a Global Note) which is to be redeemed only in part shall be surrendered at the principal office of the Trustee or any other Paying Agent (with, if the Corporation or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Corporation and the Trustee duly executed by the holder thereof or its attorney, duly authorized in writing) and the Corporation shall execute and the Trustee shall certify and deliver to the holder of such Note without service charge a new Note or Notes of the same Series (including a Global Note, as applicable), of any authorized denomination or denominations as requested by such holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Note so surrendered.

ARTICLE 4
PURCHASE AND CANCELLATION OF NOTES

4.1 Purchase of Notes

The Corporation may, at any time when it is not in Default hereunder, purchase all or any of the Notes in the market (which shall include purchase from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by private contract, provided that the price at which any Note may be purchased by private contract shall not exceed the principal amount thereof together with accrued and unpaid interest thereon and costs of purchase. All Notes so purchased shall forthwith be delivered to the Trustee and shall be cancelled by it and, subject to the following paragraph of this Section 4.1, no Notes shall be issued in substitution therefor.

If, upon an invitation for tenders, more Notes are tendered at the same lowest price than the Corporation is prepared to accept, the Notes to be purchased by the Corporation shall be selected by the Trustee, in such manner (which may include selection by lot, selection on a *pro rata* basis, random selection by computer or any other method) as the Trustee considers appropriate, from the Notes tendered by each tendering Noteholder who tendered at such lowest price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Notes may be so selected, and regulations so made shall be valid and binding upon all Noteholders, notwithstanding the fact that, as a result thereof, one or more of such Notes become subject to purchase in part only. The Noteholder which had only a part of its Notes purchased, upon surrender of such Notes for payment, shall be entitled to receive, without expense to such Noteholder, one or more new Notes for the unpurchased part so surrendered, and the Trustee shall certify and deliver such new Note or Notes upon receipt of the Note so surrendered.

4.2 Cancellation of Notes

Subject to the provisions of Sections 3.21 and 4.1 as to Notes redeemed or purchased in part, all Notes redeemed or purchased in whole or in part by the Corporation shall not be reissued or resold and shall be forthwith delivered to and cancelled by the Trustee, and no Notes of the same Series shall be issued in substitution therefor.

ARTICLE 5
NOTEHOLDERS' RIGHTS ON CHANGE OF CONTROL

5.1 Noteholders' Rights on Change of Control

(a) Within thirty (30) Business Days of the occurrence of a Change in Control, the Corporation shall make an offer to purchase (the **"Change in Control Offer"**) all of the outstanding Notes at a price equal to the aggregate principal amount of all such Notes outstanding, plus any accrued and unpaid interest thereon to the Change in Control Purchase Date plus an additional amount, as compensation to the Noteholders for the loss of their investment opportunity and not as a penalty, equal to 1.00% of the principal amount of the Notes being offered to be purchased (the **"Change in Control Purchase Price"**) on or before the date specified in such Change in Control Offer, which date shall be a Business Day that is not later than sixty (60) days after the occurrence of the Change in Control (the **"Change in Control Purchase Date"**). The Change in Control Offer shall remain open from the time such offer is made until the tenth (10th) Business Day following the date of delivery of the Change in Control Offer. The Change in Control Offer shall include a form of Change in Control Purchase Notice to be completed by the Noteholder and shall state:

(i) the events causing the Change in Control and the date such Change in Control is deemed to have occurred;

(ii) that the Change in Control Offer is being made pursuant to this section and that the Corporation will be obligated to purchase all Notes of each Noteholder that accepts the Change in Control Offer in accordance with the provisions of subsection (b) of this Section;

(iii) the date by which the Change in Control Purchase Notice pursuant to subsection (b) of this section must be given, the address to which such Change in Control Purchase Notice shall be sent, and that the failure to deliver a Change in Control Purchase Notice by such date shall be deemed to be an acceptance of the Change in Control Offer;

(iv) the Change in Control Purchase Date;

(v) the procedures the Noteholder must follow to accept the Change in Control Offer;

(vi) the Change in Control Purchase Price; and

(vii) that the Change in Control Purchase Price for any Note as to which a Change in Control Offer has been accepted or deemed to be accepted will be paid promptly upon the Change in Control Purchase Date.

(b) A Noteholder may accept or decline a Change in Control Offer by delivering to the Corporation a written notice (a **"Change in Control Purchase Notice"**) at any time prior to the close of business on the 10th Business Day following the delivery of the Change in Control Offer, stating that such Noteholder elects or declines to have all of its outstanding Notes purchased pursuant to the Change in Control Offer.

(c) Any purchase by the Corporation contemplated pursuant to the provisions of this section shall be consummated by the delivery of the consideration to be received by the Noteholders promptly upon the Change in Control Purchase Date. On or after the Change in Control Purchase Date, each Noteholder electing to have its Notes purchased pursuant to this section shall promptly deliver its Notes to the Corporation upon receiving confirmation that it has received an amount equal to the Change in Control Purchase Price.

ARTICLE 6
COVENANTS

6.1 General Covenants of the Corporation

The Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Noteholders that so long as any amount payable under this Trust Indenture or any of the Notes are Outstanding or the Corporation has any obligations under this Trust Indenture:

(a) **To Pay Principal and Interest.** The Corporation shall duly and punctually pay or cause to be paid to every Noteholder the principal of and interest and any other amounts due on the Notes on the dates, at the places, in the monies and in the manner mentioned herein, in any Supplemental Indenture and in the Notes.

(b) **Carrying on Business.** Subject to the express provisions hereof, the Corporation shall and shall cause each Subsidiary to, at all times, maintain its corporate existence and will carry on and conduct or will cause to be carried on and conducted its business and the business of its Subsidiaries in a proper and efficient manner and will keep or cause to be kept proper books of account and records and will make or cause to be made therein true and faithful entries of all its dealings and transactions in relation to its business and the business of its Subsidiaries, as the case may be, all in accordance with GAAP, provided that nothing herein contained shall prevent the Corporation from ceasing to operate or from causing any Subsidiary to cease to operate any premises or property if in the

opinion of the Corporation it shall be advisable and in the best interests of the Corporation or the Subsidiary concerned to do so.

(c) **Insurance.** The Corporation shall and shall cause each Subsidiary to, maintain, with financially sound and reputable insurers, insurance with respect to its properties and business and against such casualties and contingencies and in such types and such amounts as shall be in accordance with sound business practices and standard in the industry.

(d) **Compliance with Law and Contracts.** The Corporation shall and shall cause each Subsidiary to, at all times comply with the requirements of any applicable law, contract or agreement except if the non-compliance would not have a material adverse effect on the business or operations of the Corporation and its Restricted Subsidiaries, taken as a whole, or the Corporation's ability to fulfill its obligations under this Indenture.

(e) **Payments Made Directly by Corporation.** If any payment is made by the Corporation to the registered Noteholder or to the Depositary, the Corporation will provide written notice to the Trustee on the date such payment is made confirming that such payment has been made.

(f) **Default or Event of Default.** The Corporation shall notify the Trustee in writing of any Default or Event of Default promptly upon its becoming aware of the same as well as of the steps being taken to remedy same, both prior to and after the occurrence of a Default or an Event of Default and any remedies exercised by the Trustee pursuant to the provisions of Article 10.

(g) **Taxes.** The Corporation shall and shall cause each Subsidiary to, from time to time, pay or cause to be paid all Taxes lawfully levied, assessed or imposed upon the Corporation or a Subsidiary or in respect of the Corporation's or Subsidiary's respective property or any part thereof or upon the Corporation's or Subsidiary's respective income, profits or capital as and when the same become due and payable and withhold any amounts required to be withheld by the Corporation or Subsidiary from payments due to others and remit the same to the appropriate governmental authority or agency thereof, and the Corporation will exhibit or cause to be exhibited to the Trustee, when requested, the receipts and vouchers establishing such payment and will duly observe and conform in all material respects to all applicable requirements of any governmental authority relative to any of the property or rights of the Corporation and all covenants, terms and conditions upon or under which any such property or rights are held; provided, however, that the Corporation shall have the right to contest in good faith and diligently by appropriate legal or administrative proceedings any such Taxes and during such contest, may reasonably delay or defer payment or discharge thereof.

(h) **Further Assurances.** The Corporation covenants that it shall make and execute, or cause to be made and executed, any and all such further indentures, acts, deeds,

conveyances, assignments or assurances as may be reasonably required for carrying out the intention of this Indenture, and for the better assuring and confirming unto the holders of the Notes of the rights and benefits provided in this Indenture or any other agreement relating to any Notes.

(i) **Name Change.** The Corporation shall notify the Trustee in writing within ten (10) days of the occurrence of any change of name of the Corporation.

(j) **Transactions with Persons.** All contracts, leases or other agreements with any Person (including Affiliates) not dealing at arm's length with the Corporation shall be on terms consistent with an arm's length transaction except for any transactions with any Person in which the Corporation owns or controls fifty percent (50%) or more of the voting shares which may be conducted on an actual or allocated cost basis.

6.2 Debt Issuance Test

The Corporation shall not, and shall not permit any of its Restricted Subsidiaries to, create, issue, assume, become liable for or otherwise incur any additional Indebtedness, other than Permitted Indebtedness:

(a) after the occurrence and during the continuance of any Default or Event of Default; and

(b) unless, if after incurring the proposed additional Indebtedness and/or executing and delivering the agreements, instruments and other documents evidencing or establishing commitments, credit facilities, other lines of credit or authorizations to provide additional Indebtedness, the Corporation would have been in compliance with a ratio of EBITDA to Cash Interest for the best four consecutive fiscal quarters out of the last six published fiscal quarters, after giving effect to such additional Indebtedness, of at least 2.0 times. For purposes of determining "EBITDA" in this Section 6.2, the Corporation may calculate EBITDA as if any business being acquired with the use of the proposed additional Indebtedness, or any business acquired during the last six published fiscal quarters, had been acquired on the first day of the first of such six published fiscal quarters.

6.3 Reporting Requirements

(a) The Corporation shall deliver to the Trustee and send by prepaid mail to registered Noteholders:

(i) not later than ninety (90) days after the end of each Fiscal Year, the annual consolidated financial statements of the Corporation consisting of a balance sheet and statements of income and retained earnings and cash flows for the year then ended and for the immediately preceding Fiscal Year together with the report thereon of the Corporation's auditors and the

discussion and analysis of such statements prepared by the management of the Corporation; and

(ii) not later than forty-five (45) days after the end of each fiscal quarter of the Corporation consolidated financial statements, including a balance sheet and statements of income and cash flows for the period then ended and for the year to date and for the comparative periods in the prior Fiscal Year of the Corporation.

(b) All financial statements to be delivered to the Trustee shall be prepared in accordance with GAAP.

(c) The Corporation shall also deliver to the Trustee, upon delivery of each of the items set out in Paragraphs 6.3(a)(i) and (ii), an Officer's Certificate to the effect that, as of the date of delivery, the Corporation has complied with all requirements contained in this Indenture that, if not complied with, would constitute a Default hereunder and that no Event of Default has occurred and is continuing under this Indenture or a statement of the particulars of such Default or Event of Default and the actions taken by the Corporation to cure such Default or Event of Default.

(d) The Corporation covenants that the Officer's Certificate referred to in Subsection 6.3(c) shall be available for inspection by any holder of the Notes at reasonable times at the head office of the Corporation and at the principal office of the Trustee.

6.4 Office for Servicing Notes

The Corporation shall at all times maintain a Fiscal Agent with an office in Calgary, Alberta where Notes and coupons may be presented for payment or where Notes may be presented for registration, registration of transfer or exchange. The Corporation shall at all times maintain an office in Regina, Saskatchewan where notices, demands and other documents may be served upon the Corporation in respect of the Notes and coupons, if any, or of this Indenture. The Corporation hereby appoints each Paying Agent as its agent to maintain such agencies for the payment or redemption of Notes and coupons.

6.5 Negative Pledge

The Corporation covenants and agrees that as long as any Notes issued hereunder remain outstanding and subject to all the provisions of the Indenture, the Corporation will not, nor will it permit any Restricted Subsidiary to, create any mortgage, hypothecation, charge or other encumbrance on any of its or their property or assets, present or future, to secure Indebtedness, unless at the time thereof or prior thereto the Notes then outstanding are equally and ratably secured or secured in priority thereto; provided however, that this covenant shall not apply to or operate to prevent, among other things:

(a) Liens not related to the borrowing of money, incurred or arising by operation of law or in the ordinary course of business or incidental to the ownership of property or assets;

(b) pre-existing Liens on properties when acquired provided such Liens were not created or incurred in anticipation of such acquisition and such Liens are not subsequently extended to other property or assets, increased or otherwise amended (except to reduce their scope) unless they otherwise qualify as Permitted Encumbrances;

(c) Liens on existing property of corporations or other persons or entities when they become Restricted Subsidiaries provided such Liens were not created or incurred in anticipation of such entity becoming a Restricted Subsidiary and such Liens are not subsequently extended to other property or assets, increased or otherwise amended (except to reduce their scope) unless they otherwise qualify as Permitted Encumbrances;

(d) Liens given by Restricted Subsidiaries in compliance with obligations under the trust deeds and similar instruments in existence at the date of this Trust Indenture;

(e) giving security by a Restricted Subsidiary in favour of the Corporation or another Restricted Subsidiary;

(f) creating, issuing or suffering to exist or becoming liable on, or giving or assuming, any Purchase Money Mortgage;

(g) giving security on any specific property in favour of a government within or outside Canada or any political subdivision, department, agency or instrumentally thereof to secure the performance of any covenant or obligation to or in favour of or entered into at the request of any such authorities where such security is required pursuant to any contract, statute, order or regulation;

(h) giving security on cash or marketable securities of the Corporation or any Restricted Subsidiary in connection with interest rate, currency or commodity hedging instruments, swaps, forward exchange contract or similar financial agreements or arrangements entered into for the purpose of managing risks in the ordinary course of business;

(i) giving security in favour of lenders for outstanding Indebtedness under or in connection with credit facilities including, without limitation, any Revolving Indebtedness, granted to the Corporation and its Restricted Subsidiaries from time to time;

(j) giving security to any supplier of farm supplies over any farm supplies in the possession of the Corporation which were acquired by the Corporation from such supplier and subsequently repurchased by such supplier from the Corporation, but

only to the extent that such farm supplies remain in the possession of the Corporation and only in respect of the farm supplies so repurchased by the supplier, and only until such farm supplies are repurchased by the Corporation from such supplier which date of repurchase shall be deemed to be the date of acquisition for the purposes of the Indenture;

(k) giving security on, or the deemed security interest arising in respect of, grain to or for any person (A) for grain delivered by such person in respect of which a primary elevator receipt (as defined in the *Canada Grain Act* and the regulations thereto) has been issued; or (B) in respect of grain received by the Corporation for storage for the said person pursuant to a grain condo license or similar arrangement, in either case whether such security interest is granted or created by agreement or by operation of law or equity;

(l) Liens held by a joint venture entity against equity interests and receivables held by the Corporation or its Restricted Subsidiaries in such joint venture entity; or

(m) giving security in respect of any extension, replacement or renewal of any Indebtedness secured by way of any of the foregoing provided that in connection with such extension, replacement or renewal (A) the principal amount of Indebtedness secured thereby immediately prior to such extension, replacement or renewal is not thereby increased; and (B) the property or assets subject to such security is the same immediately after such extension, replacement or renewal as immediately prior thereto.

(the foregoing are collectively **"Permitted Encumbrances"**).

6.6 Amalgamation and Merger

(a) So long as any Notes remain Outstanding, the Corporation shall not enter into any transaction, whether by way of merger, consolidation, reconstruction, amalgamation (except an amalgamation, plan of arrangement, or reorganization or other similar transaction under the laws of Canada or a province or territory thereof where the continuing corporation is by operation of law the successor to the obligations of the Corporation including the Notes), transfer, lease, disposition or otherwise, whereby all or substantially all of its undertaking or assets would become the property of any other Person (a **"Successor Company"**) unless:

(i) the Successor Company executes, prior to or contemporaneously with the consummation of such transaction, such documents as are in the opinion of Counsel necessary or advisable to evidence the assumption by the Successor Company of the liability for the due and punctual payment of all amounts in respect of the Notes and the covenant of such Successor Company to pay the same and to observe and perform all the covenants and obligations of the Corporation under this Indenture;

(ii) immediately after the consummation of such transaction no condition or event shall exist which constitutes or which would, after the lapse of time or giving of notice or both, constitute an Event of Default, and the Trustee shall have received an Officer's Certificate to such effect;

(iii) such transaction shall, to the satisfaction of the Trustee in reliance upon an Opinion of Counsel, be upon such terms as substantially to preserve and not to impair in any material respect any of the rights and powers of the Trustee or of the Noteholders hereunder; and

(iv) any one of the following shall apply:

(A) the Corporation shall be the surviving person;

(B) the Successor Company shall be a corporation existing under the laws of Canada or any province or territory thereof;

(C) the Corporation shall have obtained the consent of the holders of the Notes by way of Extraordinary Resolution; or

(D) the Corporation agrees that such a transfer shall be deemed to be a "change of control" for the purposes of Section 5.1 and the Corporation makes the offer to the holders of the Notes of each Series required by Section 5.1, and notwithstanding Section 5.1, such offer is made at the applicable Redemption Price as soon as practicable following completion of the transaction and such offer remains open and available for acceptance by holders of Notes for no less than 30 days.

(b) Opinions of Counsel given pursuant to subsection (a) above may be stated to be subject to any applicable bankruptcy or insolvency laws or other laws affecting the enforcement of creditors' rights generally and to the fact that equitable remedies are in the discretion of a court and other usual and customary exceptions.

6.7 Limitation on Asset Dispositions

The Corporation may not, and may not permit any Restricted Subsidiary to, make any Asset Disposition where the fair market value of the Fixed Assets or Investments is greater than $5,000,000 in one or more related transactions, unless:

(a) other than an Asset Disposition required by a governmental authority with jurisdiction over the Corporation or a Restricted Subsidiary in respect of the Asset Disposition, the Corporation or the Restricted Subsidiary, as the case may be, receives consideration for such disposition at least equal to the fair market value for the assets sold or disposed of (which shall be determined by the board of

directors of the Corporation in good faith and evidenced by a resolution of the board of directors, a copy of which shall be delivered to the Trustee, where such transaction involves aggregate consideration of $20,000,000 or more);

(b) at least 75% of the consideration for such disposition consists of cash or readily marketable cash equivalents; and

(c) all Net Available Proceeds, less any amounts invested within 360 days of such disposition in assets related to the business of the Corporation and its Restricted Subsidiaries, are applied within 360 days of such disposition to the payment of Indebtedness of the Corporation or a Restricted Subsidiary.

If on the 361st day after an Asset Disposition any Net Available Proceeds have not been applied or invested as provided in the preceding paragraph, a triggering event shall be deemed to have occurred, which will trigger the obligation of the Corporation: (1) first, to make an offer to purchase any Outstanding Notes in accordance with Section 4.1 at 100% of their principal amount plus accrued interest to the date of purchase and, to the extent required by the terms thereof, any other Indebtedness of the Corporation that is *pari passu* with the Notes at a price no greater than 100% of the principal amount thereof plus accrued interest to the date of purchase, and (2) second, to the extent of any remaining Net Available Proceeds, to any other use as determined by the Corporation which is not otherwise prohibited by this Indenture.

6.8 Limitations on Restricted Payments

The Corporation will not and will not permit any of its Restricted Subsidiaries to declare, make or pay, or incur any liability to make or pay, or cause or permit to be declared, made or paid, any Restricted Payment unless immediately thereafter, and after giving effect thereto:

(a) the aggregate amount of such Restricted Payment, plus all other Restricted Payments made or paid, or for which liability to make or pay has been incurred, by the Corporation or any of its Restricted Subsidiaries on or after the Closing Date, shall not exceed an amount equal to the sum of (w) $15,000,000 plus (x) fifty percent (50%) of cumulative Consolidated Net Income before accounting for the after-tax impact of one time items disclosed as such in the relevant income statements ("Adjusted Consolidated Net Income") for the period commencing January 31, 2006 and ending on the last day of the most recently ended interim fiscal period of the Corporation, if Adjusted Consolidated Net Income is a positive number (or one hundred percent (100%) of cumulative Adjusted Consolidated Net Income for such period, if cumulative Adjusted Consolidated Net Income is a negative number) plus (y) the net cash proceeds received by the Corporation from any issuance of shares of capital stock of the Corporation, or any options, rights or warrants to purchase such capital stock, after the date of this Trust Indenture plus (z) the aggregate dollar amount by which Indebtedness which is convertible by its terms is reduced by a conversion to equity;

(b) immediately thereafter and after giving effect thereto, the Corporation shall be in compliance with Section 6.2; and

(c) immediately prior thereto, and after giving effect thereto, no Default or Event of Default shall exist.

6.9 Limitations on Investments

The Corporation will not, and will not permit any of its Restricted Subsidiaries to, declare, make, or authorize any Investment by way of cash, issuance of debt securities or shares unless it is a Permitted Investment, or:

(a) immediately after giving effect to such action the aggregate value of all Investments of the Corporation and its Restricted Subsidiaries made (and still held) after the date of this Trust Indenture would not exceed 15% of the Equity of the Corporation calculated as at the end of the most recently ended interim fiscal period;

(b) immediately thereafter and after giving effect thereto, the Corporation shall be in compliance with Section 6.2; and

(c) immediately prior thereto and after giving effect thereto, no Default or Event of Default would exist.

Each Person which becomes a Restricted Subsidiary of the Corporation after the Closing Date will be deemed to have made (for the purposes of the calculation in paragraph (a) above), on the date such Person becomes a Restricted Subsidiary of the Corporation, all Investments of such Person in existence on such date. Investments in any Person that ceases to be a Restricted Subsidiary of the Corporation after the date of this Trust Indenture (but in which the Corporation or another Restricted Subsidiary continues to maintain an Investment) will be deemed (for the purposes of the calculation in paragraph (a) above) to have been made on the date on which such Person ceases to be a Restricted Subsidiary of the Corporation. All Investments shall be valued at the greater of cost and book value.

6.10 Indebtedness of a Restricted Subsidiary

The Corporation will not permit any Restricted Subsidiary to incur any Indebtedness (other than (i) Permitted Indebtedness, (ii) Indebtedness by a Restricted Subsidiary incurred in connection with a guarantee of Indebtedness owed by the Corporation, and (iii) Indebtedness between Restricted Subsidiaries or between a Restricted Subsidiary and the Corporation) if the total Indebtedness of all such Restricted Subsidiaries would exceed in the aggregate 15% of the Equity of the Corporation at such time.

6.11 Swaps

The Corporation shall not enter into any Swap Agreement except for the purpose of hedging any Indebtedness or otherwise in the ordinary course of business and not for speculative purposes. At the time it is made, each Swap Agreement shall be made with a Swap Counterparty and documented in a form approved from time to time by the International Swap Dealers Association or such other form as shall be customary for the documentation of such agreements in accordance with good market practice by regulated financial institutions.

6.12 Defend Title

The Corporation shall defend the title of its assets against the claims and demands of all Persons other than the holders of Permitted Encumbrances except where the failure to so defend would not materially impair the value of the Corporation's assets, its ability to operate its business or its ability to perform and discharge its obligations under this Indenture, any Supplemental Indenture or the Notes.

6.13 Limitation on Secured Indebtedness and Unsecured Revolving Indebtedness

The Corporation will not, nor will it permit any Restricted Subsidiary to:

(a) grant Liens of the type identified in paragraph (i) of Section 6.5 on its assets for any Indebtedness; or

(b) enter into any agreement for unsecured Revolving Indebtedness;

if at the time of the granting of such Liens or the entering into of such agreement for unsecured Revolving Indebtedness, or as a result of the granting of such Liens or the entering into of such agreement for unsecured Revolving Indebtedness, the aggregate principal amount available for drawdown pursuant to the terms of (x) all Indebtedness secured by Liens of the type identified in paragraph (i) of Section 6.5, and (y) all unsecured Revolving Indebtedness, would exceed: (1) the greater of: (i) $250,000,000; and (ii) the sum of 85% of the book value of the receivables and 65% of the book value of the inventory of the Corporation and its Restricted Subsidiaries; plus (2) an amount equal to 10% of the Equity of the Corporation.

6.14 Canadian Taxes

(a) All payments made by or on behalf of the Corporation under or with respect to the Notes of any Series will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any Province or Territory thereof or by any authority or agency therein or thereof having power to tax ("**Canadian Taxes**"), unless the Corporation is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If the Corporation is so required to withhold or deduct any

amount for or on account of Canadian Taxes from any payment made under or with respect to the Notes, the Corporation will pay to each Noteholder as additional interest such additional amounts ("**Additional Amounts**") as may be necessary so that the net amount received by each such Noteholder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such Noteholder would have received if such Canadian Taxes had not been withheld or deducted and similar payments (the term "**Additional Amounts**" shall also include any such similar payments) will also be made by the Corporation to Noteholders that are not subject to withholding but are required to pay tax directly on amounts otherwise subject to withholding. However, no Additional Amounts will be payable with respect to a payment made to a Noteholder (such Noteholder, an "**Excluded Noteholder**") in respect of the beneficial owner thereof:

(i) with which the Corporation does not deal at arm's length (for the purpose of the *Income Tax Act* (Canada)) at the time of the making of such payment;

(ii) that is subject to such Canadian Taxes by reason of the Noteholder being a resident, carrying on business, engaged in business or maintaining a permanent establishment or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of Notes, the receipt of payments thereunder or enforcement of its rights in respect thereof; and

(iii) that is subject to such Canadian Taxes by reason of the Noteholder's failure to comply with any certification, identification or documentation or other reporting requirements if compliance is required by law or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes (provided that the Corporation shall give written notice to the Trustee and the Noteholders of the Notes then Outstanding of such requirements and any change in such requirements).

(b) The Corporation will also:

(i) make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law, regulation or administrative practice; and

(ii) furnish to the Noteholders, within 60 days after the day the payment of any Canadian Taxes is due pursuant to applicable law, regulation or administrative practice, certificated copies of tax receipts or other documents evidencing such payment by the Corporation.

(c) The Corporation will indemnify and hold harmless each Noteholder (other than an Excluded Noteholder) and, upon written request, reimburse each such Noteholder for the amount (excluding any Additional Amounts that have previously been paid by the Corporation with respect thereto) of:

(i) any Canadian Taxes levied or imposed and paid by such Noteholder as a result of payments made under or with respect to the Notes;

(ii) any liabilities (including penalties, interest and expenses) arising therefrom or with respect thereto; and

(iii) any Canadian Taxes imposed with respect to any payment under paragraph (i) or (ii) in this Subsection.

(d) At least five days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Corporation will be obligated to pay Additional Amounts with respect to such payment, the Corporation will deliver to the Trustee an Officer's Certificate stating the fact that such Additional Amounts will be payable and specifying the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts (upon receipt by the Trustee from the Corporation of such Additional Amounts) to Noteholders on the date on which such payment is due and payable.

(e) Wherever in this Indenture there is mentioned, in any context, the payment of principal (and premium, if any), purchase prices in connection with a repurchase or redemption of Notes, interest, if any, or any other amount payable under or with respect to a Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(f) The provisions of this Section 6.14 shall survive any termination, defeasance, covenant defeasance or discharge of the Indenture and shall survive the repayment of all or any of the Notes.

ARTICLE 7
NOTICE

7.1 Notice to the Corporation

Any notice, demand or other document to the Corporation under this Indenture shall be valid and effective if delivered or sent by facsimile or mailed, postage prepaid, addressed to the Corporation, to:

Saskatchewan Wheat Pool Inc.
2625 Victoria Avenue
Regina, Saskatchewan S4T 7T9

Attention: Treasurer
Facsimile: 306-569-4819

and, subject as provided in this Section 7.1, shall be deemed to have been given at the time of delivery or receipt of confirmation of sending by facsimile or on the fifth Business Day after mailing. Any notice made by delivery or sent by facsimile on a day other than a Business Day, or after 4:00 p.m. (Regina time) on a Business Day, shall be deemed to be received on the next following Business Day. The Corporation may from time to time notify the Trustee of a change in address or facsimile number which thereafter, until changed by like notice, shall be the address or facsimile number of the Corporation for all purposes of this Indenture.

7.2 Notice to Noteholders

Any notice, demand or other document to the Noteholders under this Indenture shall be valid and effective if, in the case of holders of registered Notes or a Global Note, it is delivered, sent by facsimile or mailed postage prepaid, addressed to such holders, at their addresses or facsimile numbers, if any, appearing in any of the registers hereinbefore mentioned and, subject as provided in this Section 7.2, shall be deemed to have been received at the time of delivery or sending by facsimile or on the fifth Business Day after mailing. Any notice made by delivery or sent by facsimile on a day other than a Business Day, or after 4:00 p.m. (Regina time) on a Business Day, shall be deemed to be received on the next following Business Day. All notices to joint holders of any Note may be given to whichever one of the holders thereof is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of such Note. In the event of a postal disruption, notice to Noteholders shall be given or sent by other appropriate means. Any notice to the holders of Notes which are not registered Notes shall be valid and effective and deemed to have been received by all such holders on the date of publication if published once in an Authorized Newspaper. Any accidental error, omission or failure in giving or delivering or mailing such notice or the non-receipt of any such notice by a Noteholder shall not invalidate or otherwise prejudicially affect any act, action or proceeding.

7.3 Notice to the Trustee

Any notice, demand or other document to the Trustee under this Indenture shall be valid and effective if:

(a) sent by facsimile to:

Fax No. (403) 264-2100

or

(b) mailed, postage prepaid or delivered to the Trustee at:

CIBC Mellon Trust Company
600 The Dome Tower

333-7th Avenue S.W.
6th floor, Calgary, Alberta
T2P 2Z1

in each case to the attention of "Director of Corporate Trust",

and, subject as provided in this Section 7.3, shall be deemed to have been given at the time of delivery or a receipt of a confirmation of sending by facsimile or on the fifth Business Day after mailing. Any notice made by delivery or sent by facsimile on a day other than a Business Day, or after 4:00 p.m. (Regina time) on a Business Day, shall be deemed to be received on the next following Business Day. The Trustee may from time to time notify the Corporation of a change in address or facsimile number which thereafter, until changed by like notice, shall be the address or facsimile number of the Trustee for all purposes of this Indenture.

7.4 Postal Service Interruption

In the case of disruption in postal services in Canada, any notice given under Section 7.1 or 7.3, if mailed, shall be deemed not to have been given until it is actually delivered.

ARTICLE 8
SUPPLEMENTAL INDENTURES

8.1 Provision for Supplemental Indentures

From time to time, the Trustee and, when authorized by a resolution of its directors, the Corporation, may, subject to the provisions of this Indenture, and they shall, when so required by this Indenture, execute, acknowledge and deliver by their proper officers or signatories, Supplemental Indentures which thereafter shall form part of this Indenture, for any one or more or all of the following purposes:

(a) evidencing the succession of successor Persons to the Corporation and the covenants of and obligations assumed by such successor Persons in accordance with the provisions of Section 6.6;

(b) giving effect to any resolution passed as provided in Article 9;

(c) authorizing one or more Series and, if applicable, to authorize one or more Classes within such Series and, in connection therewith, specify and determine the matters and things referred to in Section 2.4 or 2.5, as the case may be, and also any other matters and things relative to such Notes which are not contrary to or inconsistent with this Indenture;

(d) adding to or altering the provisions hereof in respect of the registration and transfer of Notes; making provision for the issue of Notes of denominations other than those provided for in this Trust Indenture or in any Supplemental Indenture and for the exchange of Notes of different denominations; and making any

modification in the forms of the Notes provided that (unless otherwise authorized by an Extraordinary Resolution), in an Opinion of Counsel to the Trustee, the rights of the Noteholders are not prejudiced thereby;

(e) making any addition to, deletion from or alteration of the provisions of this Trust Indenture or any Supplemental Indenture which the Corporation may deem necessary or advisable and which (unless otherwise authorized by an Extraordinary Resolution or Special Resolution, as applicable) in the opinion of the Trustee relying on an Opinion of Counsel will not be prejudicial to the interests of the Trustee or the Noteholders;

(f) adding to the limitations or restrictions herein or in the Notes and adding to the covenants of the Corporation herein contained for the protection of the Noteholders or adding to the Events of Default herein specified; provided that (unless otherwise authorized by an Extraordinary Resolution) such further limitations, restrictions, covenants or Events of Default are not, in the Opinion of Counsel, prejudicial to the interests of the Noteholders; or

(g) making any addition to, deletion from or alteration of the provisions of this Trust Indenture or any Supplemental Indenture or the Notes that, in the Opinion of Counsel, are necessary in order to reflect or comply with applicable law.

8.2 Correction of Manifest Errors

The Corporation and the Trustee may correct typographical, clerical and other manifest errors in this Trust Indenture, any Supplemental Indenture or the Notes provided that such correction shall in an Opinion of Counsel in no way prejudice the rights of the Trustee or of the Noteholders hereunder other than the removal of rights, benefits or advantages erroneously given to the Noteholders by such typographical, clerical or manifest error, and the Corporation and the Trustee may execute all such documents as may be necessary to correct such errors.

8.3 General Provisions

(a) This Indenture shall not be modified or amended in any respect except as provided in and in accordance with and subject to the provision of this Article 8 and Article 9. Nothing in this Article 8 or Article 9 shall affect or limit the right or obligation of the Corporation to adopt, make, do, execute, acknowledge or deliver any indenture, resolution, act or other instrument pursuant to the provisions of Subsection 6.1(i) or the right or obligation of the Corporation to execute and deliver to any Fiscal Agent any instrument which elsewhere in this Indenture it is provided shall be delivered to said Fiscal Agent.

(b) Any Supplemental Indenture referred to and permitted by Section 8.1 shall become effective only on the conditions, to the extent and at the time provided in such Supplemental Indenture. The copy of every Supplemental Indenture delivered to the Trustee shall be accompanied by a Counsel's Opinion stating that

such Supplemental Indenture has been duly and lawfully adopted in accordance with the provisions of this Indenture, is authorized or permitted by this Indenture, and is valid and binding upon the Corporation and enforceable in accordance with its terms, subject to usual and customary exceptions.

(c) The Trustee is hereby authorized to enter into any Supplemental Indenture permitted by Section 8.1 and to make all further agreements and stipulations which may be required or permitted to be made by the Trustee pursuant to any such Supplemental Indenture, and the Trustee, in taking such action, shall be fully protected in relying on an Opinion of Counsel that such Supplemental Indenture is authorized or permitted by the provisions of this Indenture.

(d) No Supplemental Indenture shall change or modify any of the rights or obligations of any Fiscal Agent without its written assent thereto.

8.4 Supplemental Indentures to Prevail

Where any of the provisions of this Indenture are supplemented, modified or amended by the provisions of any Supplemental Indenture which authorizes a Series of Notes, the provisions of this Indenture shall be read as so supplemented, modified or amended with respect to all Notes of such Series. In the event of a conflict or inconsistency between any provision of this Indenture as so supplemented, modified or amended and any other provision of this Indenture, such other provision of this Indenture shall be deemed to have been so supplemented, modified or amended to the extent necessary to remove all such conflict or inconsistency, but only with respect to Notes issued pursuant to such Supplemental Indenture.

ARTICLE 9
AMENDMENTS; RESOLUTIONS OF NOTEHOLDERS

9.1 Right to Convene Meeting

The Trustee may at any time and from time to time and shall, on receipt of a Written Request of the Corporation or a Noteholders' Request and upon receiving funding and being indemnified to its reasonable satisfaction by the Corporation or by the Noteholders signing such Noteholders' Request, as the case may be, against the costs that may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Noteholders. In the event of the Trustee failing within ten (10) days after receipt of any such Noteholders' Request to give notice convening such meeting, the Corporation or such Noteholders, as the case may be, may convene such meeting. Every such meeting of Noteholders shall be held in the City of Regina, Saskatchewan or at such other place as may be approved or determined by the Trustee.

9.2 Notice

At least ten (10) but not more than forty-five (45) days' notice of any meeting shall be given to the Noteholders in the manner provided in Article 7 and a copy thereof shall be sent to each of the Trustee and the Corporation in the manner set out in Article 7 unless the meeting has been

called by it and the notice shall state the time when and the place where the meeting is to be held and set out the general nature of the business to be transacted thereat. It is not necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 9.

9.3 Chair of Meeting

An individual, who need not be a Noteholder, nominated in writing by the Trustee shall be chair of the meeting, and if no Person is so nominated, or if the Person so nominated is not present within thirty (30) minutes from the time fixed for the holding of the meeting, the Noteholders present in person or by proxy shall choose an individual present to be chair.

9.4 Quorum

Unless otherwise provided in this Indenture, at any meeting of Noteholders:

(a) a quorum shall consist of two or more Noteholders present in person or by proxy and representing more than fifty percent (50%) of the total principal outstanding in respect of the Outstanding Notes;

(b) in the case of a meeting of the Noteholders of a Series of Notes, a quorum shall consist of two (2) or more Noteholders of such Series present in person or by proxy and representing more than fifty percent (50%) of the total principal outstanding in respect of the Outstanding Series of Notes; and

(c) if a quorum of the Noteholders is not present within thirty (30) minutes from the time fixed for holding the meeting, such meeting, if convened by the Noteholders or on a Noteholders' Request, shall be dissolved; but in any other case, the meeting shall be adjourned without notice to the same day in the next week (unless such day is not a Business Day in which case it shall stand adjourned to the next following Business Day thereafter) at the same time and place, unless the chair appoints some other place, day or time, of which not less than seven (7) days' notice shall be given in the manner provided in Article 7. At the adjourned meeting, the Noteholders present in person or by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they do not represent fifty percent (50%) of the total principal outstanding in respect of the Outstanding Notes or Outstanding Series of Notes, as the case may be.

9.5 Power to Adjourn

The chair of any meeting at which a quorum of the Noteholders is present may, with the consent of the Noteholders present, adjourn such meeting and no notice of such adjourned meeting need be given except such notice, if any, as the meeting so adjourned may resolve.

9.6 Poll

On every resolution and on any other question submitted to a meeting when demanded by the chair or by any Noteholder acting in person or by proxy, a poll shall be taken in such manner as the chair directs.

9.7 Voting

Each Noteholder present in person or represented by proxy shall be entitled to one vote in respect of each One Thousand Dollars ($1,000.00) of principal outstanding in respect of Outstanding Notes of which it is then the holder. A proxy need not be a Noteholder. In the case of joint registered holders of a Note, any one of them present in person or represented by proxy at the meeting may vote in the absence of the other or others; but if more than one of them is present in person or represented by proxy, they shall vote together in respect of the Notes of which they are joint registered holders. In the case of a Global Note, the Depositary may appoint or cause to be appointed a Person or Persons as proxies and shall designate the number of votes entitled to each such Person, and each such Person shall be entitled to be present at any meeting of Noteholders and shall be the Persons entitled to vote at such meeting in accordance with the number of votes set out in the Depositary's designation. Subject to the provisions of Section 9.8, in the case of Notes held by a Person other than an individual, an officer or representative of such Person may vote the Notes held by it unless there shall be more than one officer or representative of such Person present at the meeting, and those officers or individuals present do not agree on how the Notes may be voted, in which case a written proxy shall be required to determine who may vote the Notes and how such Notes are to be voted. No show of hands shall be permitted for voting purposes.

9.8 Regulations

The Trustee, or the Corporation with the approval of the Trustee, may from time to time make and vary such regulations as it shall think fit providing for and governing:

(a) the deposit of coupon Notes not registered as to principal with a Fiscal Agent or other Person satisfactory to the Trustee and for the issue to the holders so depositing such Notes of deposit certificates by such Fiscal Agent or other Person on terms satisfactory to the Trustee that such Notes have been so deposited, which deposit certificates shall entitle the Persons named therein to be present and vote at a meeting of Noteholders and at any adjournment or postponement thereof, and to appoint proxies to represent them and vote for them at such meeting and any adjournment or postponement thereof, in the same way as if the Persons so present and voting either personally or by proxy were the actual holders of the Notes in respect of which such deposit certificates shall have been issued, and such Notes shall be conclusively deemed to be held as so certified;

(b) the voting by proxy by holders of registered Notes and the form of the instrument appointing a proxy, which shall be in writing or any other such manner as the Trustee may request or accept (including televoting), and the manner in which the

Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

facsimile transmittal

To:	Mr. Paul Dudek Securities and Exchange Commission	Fax:	(202) 772-9207
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	Date:	04/12/06
Re:	Exemption No: 82-5037	Pages:	110

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

same shall be executed, and for the production of the authority of any Person signing on behalf of the holder appointing such proxy;

(c) the deposit of such deposit certificates and/or of the instruments appointing proxies at such place or places as the Person convening the meeting may in the notice convening the meeting direct, and the time before the holding of the meeting or adjourned or postponed meeting at which the same shall be deposited;

(d) the lodging of such deposit certificates and/or of instruments appointing proxies at some place or places other than the place at which the meeting is to be held and for particulars of such deposit certificates and/or instruments to be mailed, cabled, telegraphed, telecopied or sent by other means of communication before the meeting to the Corporation or to the Trustee at the place where the same is to be held, and that proxies so deposited may be voted upon as though the instruments themselves were produced at the meeting; and

(e) subject to the remaining provisions of this Article 9, generally for the calling of meetings of Noteholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and votes given in accordance therewith shall be valid and shall be counted. The Trustee may dispense with any such deposit and permit Noteholders to make proof of ownership in such other manner, if any, as the Trustee and the Corporation may approve. Except as aforesaid and as provided in such regulations, the only Persons who shall be recognized at any such meeting as the holders of Notes or as entitled to be present and vote at any such meeting shall be Persons who produce at the meeting coupon Notes not registered as to principal or registered Notes or duly appointed proxyholders of Noteholders.

9.9 Corporation and Trustee May Be Represented

The Corporation and the Trustee, by their respective officers, directors and employees, and the legal advisors of the Corporation, the Trustee and the Noteholders may attend any meeting of the Noteholders, but shall have no vote as such.

9.10 Powers Exercisable by Extraordinary Resolution

Subject to Subsection 11.18(h), Sections 9.16 and 9.17 and Article 10 and in addition to all other powers conferred upon them by other provisions of this Indenture or law, at a meeting of the Noteholders, the Noteholders shall have the following powers, exercisable from time to time by Extraordinary Resolution only:

(a) power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Noteholders or the Trustee or either of them against the Corporation or against its undertaking and assets or any part thereof, whether such rights arise under this Indenture, or the Notes or otherwise, provided that the rights or obligations of the Trustee under this Indenture, may not be

modified, abrogated, altered or compromised without the prior consent of the Trustee;

(b) power to direct or authorize the Trustee to exercise or refrain from exercising any power, right, remedy or authority given to it by this Indenture, or the Notes in any manner specified in such Extraordinary Resolution;

(c) power to waive and direct the Trustee to waive any Default or Event of Default on the part of the Corporation in complying with any provision of this Indenture or the Notes and to annul and to direct the Trustee to annul any declaration made by the Trustee pursuant to Article 10, either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(d) power to sanction the exchange of Notes for, or the conversion of Notes into bonds, debentures, shares, warrants or any other securities or obligations of the Corporation or any other body corporate or other entity formed or to be formed and power to sanction the distribution *in specie* to Noteholders of assets of the Corporation or such bonds, debentures, shares, warrants or other securities or obligations;

(e) power to repeal, modify or amend any Extraordinary Resolution previously passed by the Noteholders;

(f) power to establish and dissolve a committee, and to provide for the appointment of members thereof, to consult with the Trustee and to delegate to such committee (subject to such limitations, if any, as may be prescribed in the Extraordinary Resolution) all or any of the powers that the Noteholders can exercise by Extraordinary Resolution under the forgoing Paragraphs (a) to (e). Such committee shall consist of such number of Persons as prescribed in the Extraordinary Resolution establishing it, and, unless otherwise provided, the members need not themselves be Noteholders. Subject to the Extraordinary Resolution establishing it and providing for the appointment of members thereof, every such committee may elect its chairperson and may make regulations respecting its quorum, the calling of its meeting, the filling of vacancies occurring in its number, the manner in which it may act and its procedure generally and such regulations may provide that the committee may act at a meeting at which a quorum is present or by resolution signed by a majority of members thereof or the number of members thereof necessary to constitute a quorum, whichever is the greater. All acts of any such committee within the authority delegated to it shall be binding upon all Noteholders and the Trustee. Neither the committee nor any member thereof nor the Trustee shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith. Any such committee shall be indemnified by the Corporation and any claims made thereunder shall rank in priority to other amounts due hereunder (other than to the Trustee). In addition, any such committee may cause the Corporation to

acquire insurance to reasonably protect the committee members against liabilities that might be incurred in acting as members of such committees. Unless otherwise provided in an Extraordinary Resolution, a committee shall consist of a member representing each Series of Notes being affected unless such member declines to act;

(g) power to remove the Trustee and appoint a new Trustee subject, however, to Section 11.10;

(h) power to sanction any scheme for the arrangement, reconstruction, reorganization or recapitalization of the Corporation or for the consolidation, amalgamation or merger of the Corporation into or with any other corporation; and

(i) power to file and prove a claim or debt against the Corporation in any proceedings involving the Corporation and to generally act for and on behalf of the Noteholders in any such proceedings and to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or securities of the Corporation.

9.11 <u>Powers Cumulative</u>

Any one or more of the powers and any combination of the powers of this Indenture stated to be exercisable by the Noteholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the right of the Noteholders to exercise such powers thereafter from time to time.

9.12 <u>Minutes</u>

Minutes of all resolutions and proceedings at every meeting of the Noteholders shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Corporation, and any such minutes, if signed, by the chairperson of the meeting at which resolutions were passed or proceedings had, or by the chairperson of the next succeeding meeting of the Noteholders, shall be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings had, to have been duly passed and had.

9.13 <u>Binding Effect of Resolutions</u>

Every Majority Resolution, Extraordinary Resolution or Special Noteholders' Resolution passed in accordance with the provisions hereof at a meeting of Noteholders or by an instrument in writing in lieu of a meeting of Noteholders shall be binding upon all Noteholders and each Noteholder and the Trustee (subject to the provisions for its funding and indemnity herein

contained) shall be bound to give effect accordingly to every such Majority Resolution, Extraordinary Resolution or Special Noteholders' Resolution or instrument in writing.

9.14 Instruments in Writing

All actions that may be taken and all powers that may be exercised by the Noteholders by Majority Resolution, Extraordinary Resolution or Special Noteholders' Resolution may also be taken and exercised by an instrument in writing signed in one or more counterparts by Noteholders representing not less than fifty and one-tenth percent (50.1%) of the total principal outstanding in respect of the Outstanding Notes for a Majority Resolution, sixty-six and two-thirds percent (66.67%) of the total principal outstanding in respect of the Outstanding Notes for an Extraordinary Resolution and not less than ninety-five percent (95%) of the total principal outstanding in respect of the Outstanding Notes for a Special Noteholders' Resolution and the expressions "Majority Resolution", "Extraordinary Resolution" and "Special Noteholders' Resolution" when used in this Indenture include an instrument so signed.

9.15 Series Approval

(a) If in the Opinion of Counsel delivered to the Trustee, any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 9.14, does not adversely affect the rights of the holders of Notes of one or more Series under this Indenture, the provisions of this Article 9 shall apply as if the Notes of such Series were not outstanding and no notice of any such meeting need be given to the holders of Notes of such Series. Without limiting the generality of the forgoing, a proposal to modify or terminate any covenant or agreement which by its terms is effective only so long as Notes of a particular Series are Outstanding or which is enacted for the exclusive benefit of the holders of Notes of one or more particular Series or which affects the terms of repayment of only one or more particular Series shall be deemed not to adversely affect the right of the holders of Notes of any other Series.

(b) If in the Opinion of Counsel delivered to the Trustee, any business to be transacted at a meeting of Noteholders, or any action to be taken or power to be exercised by instrument in writing under Section 9.14 would affect the rights of the holders of Notes of one or more Series under this Indenture in a manner different from the holders of Notes of any other Series (as to which such Counsel's Opinion shall be binding on all Noteholders, the Trustee and the Corporation for all purposes hereof) then:

(i) reference to such fact, indicating each Series so affected, shall be made in the notice of such meeting; and

(ii) the holders of Notes of a Series so affected shall not be bound by any action taken at such meeting or by instrument in writing under Section

9.14 unless in addition to compliance with the other provisions of this Article:

(A) at such meeting:

(1) there are present in person or by proxy holders of Notes representing more than fifty percent (50%) of the total principal outstanding in respect of the Outstanding Notes of such Series, subject to the provisions of this Article as to quorum at adjourned meetings; and

(2) the resolution is passed by the affirmative vote of the holders of Notes of such Series representing not less than sixty-six and two-thirds percent (66.67%) of the total principal outstanding in respect of the Outstanding Notes of such Series voted on the resolution at such meeting; or

(B) in the case of action taken or power exercised by instrument in writing under Section 9.14, such instrument is signed in one or more counterparts by the holders of Notes representing not less than sixty-six and two-thirds percent (66.67%) of the total principal outstanding in respect of the Outstanding Notes of such Series.

9.16 Deemed Consent of Noteholders

Notwithstanding the provisions of Section 9.10 and the other provisions of this Indenture, if a Noteholder is entitled to and does, in a Noteholder's Request, request the Trustee to proceed to enforce its rights as set forth in Article 10, unless such Noteholder rescinds such request, the remaining Noteholders executing such request shall be deemed to have consented to such Noteholders' Request, including, without limitation, the Noteholder's Request directing and controlling the actions of the Trustee, not inconsistent with the provisions hereof as the Noteholder making such Noteholder's Request or the Trustee may reasonably require in order to give effect to and to implement such request.

9.17 Special Noteholders' Resolution

Notwithstanding any other term of this Indenture, a Special Noteholders' Resolution shall be required in order to amend directly or indirectly or otherwise vary:

(a) the definitions of "Majority Resolution", "Extraordinary Resolution", "Event of Default" and "Special Noteholders' Resolution" set out in Section 1.1;

(b) any power exercisable by a written direction of a Noteholder or a Noteholders' Request;

(c) any provision of this Indenture which expressly requires a Special Noteholders' Resolution;

(d) the *pari passu* ranking of the Notes (other than Classes within a Series) as provided for in this Indenture;

(e) the maturity date, any date for payment of interest, the amount payable at maturity, currency of payments, or the Redemption Price of any Notes;

(f) the right to institute suits or claims for the enforcement of any payment on or with respect to the Notes on or after the due date thereof so as to materially impair such right;

(g) Article 10; and

(h) this Section 9.17.

9.18 <u>Notation of Notes</u>

Notes authenticated and delivered after the effective date of any action taken pursuant to Article 8 or this Article 9 may, and, if the Trustee so determines, shall bear a notation by endorsement or otherwise in form approved by the Corporation and the Trustee as to such action, and upon demand of the holder of any Note Outstanding at such effective date and presentation of his or her Note for that purpose at the principal office of the Trustee or upon any exchange or registration of transfer of any Note Outstanding at such effective date, suitable notation shall be made on such Note or upon any Note issued upon any such exchange or registration of transfer by the Trustee as to any such action. If the Corporation or the Trustee shall so determine, new Notes so modified as in the opinion of the Corporation to conform to such action shall be prepared, authenticated and delivered, and upon demand of the holder of any Note then Outstanding shall be exchanged, without cost to such Noteholder, for Notes of the same Series and maturity then Outstanding, upon surrender of such Notes with all unmatured coupons, if any, appertaining to such Notes, or coupons appertaining to Notes of such Series of the same aggregate amounts and payment dates.

ARTICLE 10
DEFAULT AND REMEDIES

10.1 <u>Events of Default</u>

Each of the following events is hereby declared an **"Event of Default"**:

(a) payment of the principal or redemption price, if any, or premium, if any, of any Note shall not be made in respect of any borrowing under this Indenture and any such default continues for a period of three days;

(b) payment of any instalment of interest or other amount (other than principal or redemption price) owing in respect of any Note shall not be made in respect of any borrowing under this Indenture and any such default continues for a period of 30 days;

(c) if the Corporation shall default in the observance or performance of any other covenant or agreement contained in this Indenture (except, in each case, for those referred to in Paragraphs (a) and (b) of this Section 10.1) and such default continues for a period of thirty (30) days after written notice thereof by the Trustee (or such longer period as may be agreed to by the Trustee upon receipt of an Extraordinary Resolution); provided, however, that in the case of any such default which can be cured by due diligence but which cannot be cured within the thirty (30) day period, the time to cure shall be extended for such period as may be necessary to remedy the default with all due diligence;

(d) if any representation and warranty made by the Corporation in this Trust Indenture or in any Supplemental Indenture shall be untrue in any material respect on the date hereof or the date upon which they were given;

(e) an event of default, as defined in any instruments under which the Corporation or a Restricted Subsidiary has outstanding indebtedness for borrowed money, has occurred and the obligation to pay an amount in excess of $20,000,000 has been accelerated (unless the default is remedied or waived or the acceleration is rescinded or annulled), provided that (A) if the event of default is not related to a failure to make timely and proper payment of principal or interest, 30 days after such acceleration shall have elapsed after the Corporation has in good faith exhausted its remedies, including the contesting in good faith of such event of default, or (B) if the event default is related to such a failure, three days have elapsed after such event of default and acceleration has occurred;

(f) if an order shall be made or an effective resolution be passed for the winding-up or liquidation of the Corporation except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 6.6 are duly observed and performed; and

(g) if the Corporation or any Restricted Subsidiary shall make a general assignment for the benefit of its creditors or a notice of intention to make a proposal or a proposal under the *Bankruptcy and Insolvency Act* (Canada), or shall become insolvent or be declared or adjudged bankrupt, or a receiving order be made against the Corporation or any Restricted Subsidiary or if a liquidator, trustee in bankruptcy, receiver, receiver and manager or any other officer with similar powers shall be appointed to the Corporation or any Restricted Subsidiary, or if the Corporation or any Restricted Subsidiary shall propose a compromise, arrangement or reorganization under the *Companies' Creditors Arrangement Act* (Canada) or any other legislation of any jurisdiction providing for the

reorganization or winding-up of corporations or business entities or providing for an arrangement, composition, extension or adjustment with its creditors or shall voluntarily suspend transaction of its usual business, or shall take corporate action in furtherance of any of the foregoing purposes.

10.2 Acceleration on Default

(a) If any Event of Default shall occur and be continuing, the Trustee may in its discretion and shall upon receipt of a Noteholders' Request, subject to the provisions of Subsection 11.18(h) and Section 10.3, declare the principal and interest of all Notes then Outstanding to be due and payable and the same shall forthwith become immediately due and payable to the Trustee and the Corporation shall forthwith pay to the Trustee for the benefit of the Noteholders the principal of and accrued and unpaid interest and interest on amounts in default on such Notes, together with any applicable premium (including any applicable Market Makewhole Premium) for all of the Outstanding Notes calculated from the date upon which payment is demanded pursuant to this Section 10.2.

(b) Notwithstanding anything contained in this Indenture or the Notes to the contrary, if such a declaration is made, the Corporation shall pay to the Trustee forthwith for the benefit of the Noteholders the amount of principal of and any applicable premium (including any applicable Market Makewhole Premium) and accrued and unpaid interest (including interest on amounts in default) on all Notes and all other amounts payable in regard thereto under this Indenture, together with interest thereon at the rate borne by such Notes from the date of such declaration until payment is received by the Trustee. Such payments, when made, shall be deemed to have been made in discharge of the Corporation's obligations under this Indenture and any amounts so received by the Trustee shall be applied in the manner specified in Section 10.2(c).

(c) Except as herein otherwise expressly provided, any money received by the Trustee or a Noteholder pursuant to the provisions of this Article 10 or as a result of legal or other proceedings against the Corporation or any Subsidiary pursuant hereto, or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with other money available to the Trustees for such purpose, as follows:

(i) first, in payment or in reimbursement to the Trustee of its fees, costs, charges, expenses, borrowings, advances or other amounts furnished or provided by or at the request of the Trustee in or about the administration and execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii) second, subject to the provisions of Section 2.1 and this Section 10.2, in payment of the principal of and any applicable premium (including any applicable Market Makewhole Premium) and accrued and unpaid interest

and interest on amounts in default on the Notes which shall then be outstanding in the priority of principal first and then any applicable premium (including any applicable Market Makewhole Premium) and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by an Extraordinary Resolution, and in that case in such order or priority as between principal, any applicable premium (including any applicable Market Makewhole Premium) and interest as may be directed by such resolution; and

(iii) third, in payment of the surplus, if any, of such money to the Corporation or its assigns;

provided, however, that no payment shall be made pursuant to Section 8.8(b) in respect of the principal of, or any applicable premium (including any applicable Market Makewhole Premium) or interest on any Note which the Trustee knows is held, directly or indirectly, by or for the benefit of the Corporation or any Affiliate of the Corporation (other than any Note pledged for value and in good faith to a Person other than the Corporation or any Affiliate of the Corporation, but only to the extent of such Person's interest therein) until the prior payment in full of the principal of, and any applicable premium (including any applicable Market Makewhole Premium) and interest on all Notes which are not so held.

10.3 Waiver of Default

If an Event of Default has occurred, the Noteholders by Extraordinary Resolution may instruct the Trustee to waive the Event of Default and the Trustee shall thereupon waive the Event of Default or annul a declaration made pursuant to Subsection 10.2(a) or both upon such terms and conditions as such Noteholders prescribe; provided that no act or omission by the Trustee or of the Noteholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

10.4 Remedies in Case of Default

(a) Subject to Section 10.3 and Subsection 11.18(h) and to the provisions of any Extraordinary Resolution that may be passed by the Noteholders as hereinafter provided, whenever the rights of the Trustee hereunder become enforceable and so long as those rights shall remain enforceable, the Trustee may, in its discretion, and shall upon receipt of a Noteholders' Request given within the time periods prescribed in this Indenture and upon receiving funding and an indemnity satisfactory to it against all costs, expenses and liabilities to be incurred, proceed to protect and enforce its rights and the rights of the Noteholders under this Indenture by such appropriate private or judicial proceedings as the Trustee shall deem most effectual to protect and enforce such rights. Without limiting the generality of the foregoing, if an Event of Default has occurred and is continuing, the Trustee may and shall upon receipt of a Noteholder's Request given within the time periods prescribed in this Indenture and upon receiving funding and an indemnity satisfactory to it against all costs, expenses and liabilities to be

incurred, subject to Section 10.3 and the provisions of any Extraordinary Resolution, exercise during and for such period of time as the Event of Default is continuing (or in the case of Paragraph (vi) of this Subsection 10.4(a) a Default has occurred and is continuing), but for greater certainty, for no additional period of time thereafter, one or more of the following powers:

(i) appoint a receiver only during and for such period of time as the Event of Default is continuing and for no additional period of time thereafter, as agent for the Corporation with full power of attorney to exercise all rights and remedies available to the Trustee hereunder;

(ii) charge on its own behalf and pay to others all reasonable amounts for expenses incurred and for services rendered including, without limiting the generality of the foregoing, reasonable advisory, legal and accounting fees and expenses, in connection with the exercise of rights and remedies of the Trustee hereunder;

(iii) make such other payments as are required to protect the rights of the Noteholders including, without limitation, the payment of insurance premiums and the payment of operating and maintenance expenses;

(iv) commence an action or proceeding to enforce the right of the Noteholders to require the Corporation to receive and collect revenues adequate to carry out its covenants and agreements as to such revenues and to require the Corporation to carry out any other covenant or agreement with the Noteholders and to perform its duties under this Indenture;

(v) commence an action to enjoin any acts or things which may be unlawful or in violation of the rights of the Noteholders; and

(vi) take any actions necessary to cure the failure of the Corporation to pay all premiums payable under its policies of insurance including, without limitation, obtaining and maintaining reasonable levels of insurance on behalf of the Corporation.

(b) The Corporation shall cooperate with the Trustee and shall facilitate by all legal means the actions of the Trustee hereunder and shall not interfere with carrying out the powers hereby granted.

(c) Unless and until it has been required to do so under the terms hereof, the Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby; nor shall the Trustee be required to take notice of an Event of Default or a Default other than in payment of any monies required by any provision hereof to be paid to it, unless and until such time as the Trustee has received written notice of, such Event of Default or a

Default and in the absence of any such notice and subject as aforesaid, the Trustee may conclusively assume that the Corporation is not in default hereunder.

(d) In carrying out its rights and remedies under this Indenture the Trustee shall have the right upon reasonable notice to the Corporation to enter its premises in order to have access to and to use, without charge, all computers, records, books, accounts, agreements and related documentation and shall have the right to copy any agreements, books, records, accounts and other documentation necessary for the Trustee to exercise its rights and remedies hereunder.

10.5 Enforcement by Noteholders

No Noteholder shall have any right to institute any action or proceeding or to exercise any other remedy authorized by this Indenture or by law or by equity for the purpose of enforcing payment of principal or interest or for the execution of any trust or power hereunder, unless the requisition, funding and indemnity referred to in Sections 10.4 and 11.17 have been tendered to the Trustee and the Trustee shall have failed to act within a reasonable time thereafter; in such case but not otherwise, any Noteholder acting on its own behalf and on behalf of all other Noteholders shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken under Section 12.4; it being understood and intended that no one or more Noteholders shall have any right in any manner whatsoever by its or their action, or to enforce any right hereunder or under any Note except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Noteholders.

10.6 Trustee's Discretion, Calculation of Amounts Payable and Distribution of Proceeds

(a) Whenever monies are to be applied by the Trustee pursuant to the provisions of this Article 10, monies shall be applied by the Trustee at such times, and from time to time, as the Trustee shall determine pursuant to the terms of this Trust Indenture, having due regard to the amount of such monies available for application and the likelihood of additional monies becoming available for such application in the future. The deposit of such monies with the Paying Agents, or otherwise setting aside such monies in trust for any proper purpose, shall constitute proper application by the Trustee and the Trustee shall incur no liability whatsoever to the Corporation, to any Noteholder or to any other Person for any delay in applying any such monies, so long as the Trustee acts with reasonable diligence, having due regard for the circumstances and ultimately applies the same in accordance with such provisions of this Indenture as may be applicable at the time of application by the Trustee. Whenever the Trustee shall exercise its rights hereunder in applying such monies, it shall fix the date upon which such application is to be made and upon such date interest on the amounts of principal to be paid on such date shall cease to accrue. The Trustee shall give such notice as it may deem appropriate for the fixing of any such date.

(b) Payment of any Note pursuant to this Article 10 shall be made to the Noteholder upon presentation of such Note and any such Note thereby paid in full shall be surrendered or otherwise a memorandum of such payment shall be endorsed thereon, but the Trustee may in its discretion dispense with presentation and surrender or endorsement upon such indemnity being given as the Trustee shall deem sufficient.

(c) For any amounts expressed in other than Canadian dollars, the Canadian dollar amount thereof shall be the Fluctuating Cdn. $ Equivalent at that time.

(d) Payments to Noteholders pursuant to Section 10.2(c)(ii) shall be made as follows:

(i) at least 15 days' notice of every such payment shall be given in the manner specified in Section 7.2, specifying the time and the place or places at which the Notes are to be presented and the amount of the payment and the application thereof as between principal, premium, if any, (including the Market Makewhole Premium) and interest;

(ii) payment in respect of any Note shall be made upon presentation thereof at any one of the places specified in such notice and any such Note thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon, but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any case upon such indemnity being given as the Trustee shall consider sufficient;

(iii) from and after the date of payment specified in such notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice unless the Note in respect of which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made; and

(iv) the Trustee shall not be required to make any payment to Noteholders unless the amount available to them for such purpose, after reserving therefrom such amount as the Trustee may think necessary to provide for the payments referred to in Section 10.2(c)(ii), exceeds two per cent (2%) of the aggregate principal amount of the Notes then outstanding.

10.7 Termination of Proceedings

In case any proceedings taken by the Trustee on account of any Event of Default shall have been discontinued or abandoned for any reason, then in every such case the Corporation, the Trustee and the Noteholders shall be restored to their former positions and rights hereunder, respectively, and all rights, remedies, powers and duties of the Trustee shall continue as though no such proceeding had been taken.

10.8 Possession of Notes by Trustee Not Required

All rights of action under this Indenture or under any of the Notes enforceable by the Trustee, may be enforced by it without the possession of any of the Notes or the coupons appertaining thereto or the production thereof at the trial or other proceeding relative thereto, and any such suit, action or proceeding instituted by the Trustee shall be brought in its name for the benefit of all the holders of such Notes and coupons, subject to the provisions of this Indenture.

10.9 Remedies Not Exclusive

No single remedy herein conferred upon or reserved to the Trustee or to the Noteholders by this Indenture is intended to be exclusive of any other remedy or remedies herein conferred, and each and every such remedy shall be cumulative.

10.10 No Waiver of Default

No delay or omission by the Trustee or by any Noteholder to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or any acquiescence therein and every power and remedy given by this Indenture to the Trustee and the holders of the Notes, respectively, may be exercised from time to time and as often as may be deemed expedient.

10.11 Notice to Noteholders and Corporation

The Trustee shall give to the Noteholders notice of each Event of Default under this Indenture known to the Trustee within ten (10) Business Days after its knowledge of the occurrence thereof, unless such Event of Default shall have been remedied or cured or necessary monies provided therefor before the giving of such notice. The Trustee shall give to the Corporation notice of any event which, with the giving of notice or lapse of time or both would become an Event of Default forthwith upon its knowledge of the occurrence of such event.

ARTICLE 11
CONCERNING THE TRUSTEE AND FISCAL AGENTS

11.1 Trustee

The Trustee hereunder to be appointed shall at all times be a trust company authorized to carry on business in all of the provinces and territories of Canada, and authorized by law to perform all the duties imposed upon it by this Indenture.

11.2 Appointment and Acceptance of Duties of Paying Agents

(a) The Corporation shall appoint one or more Paying Agents for the Notes of a Series in the Supplemental Indenture authorizing such Notes or shall appoint such Paying Agent or Paying Agents by indenture or resolution of the Corporation adopted or entered into prior to the authentication and delivery of such Notes, and

may at any time or from time to time appoint one or more other Paying Agents in the manner and subject to the conditions set forth in Section 11.14 for the appointment of a successor Paying Agent. The Trustee may be appointed and may act as a Paying Agent.

(b) Each Paying Agent shall signify its acceptance of the duties and obligations imposed upon it by this Indenture by written instrument of acceptance executed and delivered to the Corporation and the Trustee.

11.3 Funds Held in Trust

All monies held by any Fiscal Agent, as such, at any time pursuant to the terms of this Indenture shall be and hereby are assigned, transferred and set over unto such Fiscal Agent in trust for the purposes and upon the terms and conditions of this Indenture. Each Fiscal Agent shall acknowledge such trust for the benefit of the Trustee. All monies held by any Fiscal Agent, as such, may be deposited by such Fiscal Agent in its banking department or with such other banks or trust companies as may be designated by the Corporation in accordance with the requirements hereof or the reasonable requirements of the Trustee, including an Affiliate of or related party to the Trustee or another Fiscal Agent.

The Trustee may retain any cash balance held in connection with this Trust Indenture pursuant to the terms of this Trust Indenture and may, but need not, hold the same in its deposit department or the deposit department of one of its Affiliates; but the Trustee and its Affiliates shall not be liable to account for any profit to the Company or any other person or entity other than at a rate, if any, established from time to time by the Trustee or its Affiliates.

For the purpose of this Section only, "Affiliate" means affiliated companies within the meaning of the Business Corporations Act (Ontario) ("OBCA"); and includes Canadian Imperial Bank of Commerce, CIBC Mellon Global Securities Company and Mellon Bank, N.A. and each of their affiliates within the meaning of the OBCA.

11.4 Responsibility of Fiscal Agents

No Fiscal Agent or Trustee shall be required to make any representations as to the validity or sufficiency of this Trust Indenture or any Supplemental Indenture or of any Notes or coupons issued thereunder and no Fiscal Agent or Trustee shall incur any responsibility in respect thereof. The Trustee shall, however, be responsible for its representation contained in its certificate on the Notes. No Fiscal Agent or Trustee shall be under any responsibility or duty with respect to the application of any monies paid to the Corporation or to any other Fiscal Agent. No Fiscal Agent or Trustee shall be under any obligation or duty to perform any act which would involve it in expense or liability or to institute or defend any suit in respect hereof until it has been required to do so by notice in writing and received sufficient funding therefor and been properly indemnified in respect thereof, nor to risk, expend or advance any of its own monies or otherwise incur financial liability. Neither Trustee nor any Paying Agent shall be liable in connection with the performance of its duties hereunder except for its own negligence or default. Neither the Trustee nor any Paying Agent shall be under any responsibility or duty with respect to the application of

any monies paid to any one of the others. The recitals of fact herein and in the Notes shall be taken as the statements of the Corporation and the Trustee shall have no responsibility for the correctness of the same.

11.5 Evidence on which Trustee and Fiscal Agents May Act

The Trustee and each Fiscal Agent shall be protected in acting and relying upon any notice, resolution, request, consent, order, certificate, report, opinion, Note or other paper or document believed by it to be genuine, and to have been signed or presented by the proper party or parties. The Trustee and each Fiscal Agent may, at the Corporation's expense in accordance with Section 11.6, consult with counsel, who may, to the extent permitted by the terms of this Indenture and any applicable Supplemental Indenture, be counsel to the Corporation, accountants, appraisers, engineers or other experts or advisors as it reasonably requires for determining and discharging its duties and administering the trusts hereunder, and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and the opinion, advice of or information obtained from such counsel, accountants, appraisers or other experts or advisors shall be full and complete authorization and protection in respect of any action taken or suffered by it hereunder in good faith and in accordance therewith. Any remuneration so paid by the Trustee or Fiscal Agent, as the case may be, shall be repaid to the Trustee or Fiscal Agent in accordance with Section 11.6. Whenever the Trustee or any Fiscal Agent shall deem it necessary or desirable that a matter be proved or established prior to taking or suffering any action under this Trust Indenture or under any Supplemental Indenture, including payment of monies out of any Fund or Account, such matter (unless other evidence in respect thereof be herein or therein specifically prescribed) may be deemed to be conclusively proved and established by an Officer's Certificate and such certificate shall be full warrant for any action taken or suffered in good faith under the provisions of this Trust Indenture or under any Supplemental Indenture, but in its discretion the Trustee or Fiscal Agent, as the case may be, may in lieu thereof accept other evidence of such fact or matter or may require such further or additional evidence as to it may seem reasonable. Except as otherwise expressly provided in this Trust Indenture or in any Supplemental Indenture, any request, order, notice, consent, opinion, direction or other instrument required or permitted to be furnished pursuant to any provision hereof or thereof by the Corporation to the Trustee or any Fiscal Agent shall be sufficiently executed if executed in the name of the Corporation by an Authorized Officer.

The Trustee may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser, engineer or other expert or advisor, whether retained or employed by the Corporation or by the Trustee, in relation to any matter arising in the administration of the trusts hereof.

In addition to the reports, certificates, opinions and other evidence required by this Trust Indenture, the Corporation shall furnish to the Trustee such additional evidence of compliance with any provision hereof, and in such form as may be prescribed by Applicable Legislation or as the Trustee may reasonably require by written notice to the Corporation.

In the exercise of its rights and duties, the Trustee may, if it is acting in good faith, act and rely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, certificates or other evidence furnished to the Trustee pursuant to a request of the Trustee, provided that such evidence complies with Applicable Legislation and that the Trustee examines the same and determines that such evidence complies with the applicable requirements of this Trust Indenture.

Proof of execution of any document or instrument in writing, including a Noteholders' Request, by a holder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution, or in any other manner the Trustee considers adequate.

11.6 Compensation and Expenses

The Corporation shall pay to the Trustee and each Fiscal Agent from time to time reasonable compensation for all services rendered under this Trust Indenture or any Supplemental Indenture and also all reasonable expenses, charges, counsel fees and other disbursements, including those of their legal counsel, and other experts or advisors not regularly in its employ, agents and employees incurred in the interpretation of, or the performance of their powers and duties under this Trust Indenture or any Supplemental Indenture both before and after Default, and the Trustee and Fiscal Agents shall have a lien therefor on any and all monies at any time held by or under this Trust Indenture, any Supplemental Indenture, on a *pari passu* basis among them in priority to the Notes. The Corporation further agrees to indemnify and save the Trustee and each Fiscal Agent, directors, officers and employees harmless against any liabilities which it may incur in the exercise and performance of its powers and duties under this Indenture which are not due to its negligence or default, both before and after Default and thereafter until all duties of the Trustee hereunder have been finally and fully performed.

11.7 Permitted Acts and Functions

Any Fiscal Agent may become the owner of any Notes and coupons, with the same rights it would have if it were not such Fiscal Agent. To the extent permitted by law, any Fiscal Agent may act as depository for, and permit any of its officers or directors to act as a member of, or in any other capacity with respect to, any committee formed to protect the rights of Noteholders or to effect or aid in any reorganization, arrangement or readjustment of debt arising from the enforcement of the Notes or this Trust Indenture or any Supplemental Indenture, whether or not any such committee shall represent the holders of a majority in principal amount of the Notes then Outstanding.

11.8 Resignation of Trustee

The Trustee may at any time resign and be discharged of the duties and obligations created by this Indenture by giving not less than sixty (60) days' written notice to the Corporation,

specifying the date when such resignation shall take effect. Such resignation shall take effect only upon the appointment of a successor Trustee as provided in Section 11.10.

11.9 Removal of Trustee

The Trustee shall be removed by the Corporation if at any time so requested by a Noteholders' Request. Except during the continuance of an Event of Default, the Corporation may remove the Trustee for such cause (which shall include the inability to reach agreement on the Trustee's fees) as shall be determined in the sole discretion of the Corporation by filing with the Trustee an instrument to such effect signed by an Authorized Officer and delivered to the Trustee not less than sixty (60) days prior to the effective date of the removal.

11.10 Appointment of Successor Trustee

(a) In case at any time the Trustee shall resign or shall be removed or shall become incapable of acting, or shall be adjudged as bankrupt or insolvent, or if a receiver, liquidator or conservator of the Trustee, or of its property, shall be appointed, or if any public officer shall take charge or control of the Trustee or of its property or affairs, the Corporation covenants and agrees that it shall thereupon appoint a successor Trustee. The Corporation shall publish notice of any such appointment made by it in the Authorized Newspapers, such publication to be made within twenty (20) days after such appointment.

(b) If no appointment of a successor Trustee shall be made pursuant to the foregoing provisions of this Section 11.10 within forty-five (45) days after the Trustee shall have given to the Corporation written notice, as provided in Section 11.8 or after a vacancy in the office of the Trustee shall have occurred by reason of its removal or inability to act or its bankruptcy or insolvency, the Trustee, at the Corporation's expense, or the holder of any Note may apply to any court of competent jurisdiction to appoint a successor Trustee. Such court may thereupon, after such notice, if any, as such court may deem proper and prescribe, appoint a successor Trustee.

(c) Any Trustee appointed under the provisions of this Section 11.10 in succession to the Trustee shall be a trust company meeting the requirements of Section 11.1.

11.11 Transfer of Rights and Property to Successor Trustee

Any successor Trustee appointed under this Indenture shall execute, acknowledge and deliver to its predecessor Trustee, and also the Corporation, a written instrument of acceptance respecting such appointment, and thereupon such successor Trustee, without any further act, deed or conveyance, shall become fully vested with all monies, estates, properties, rights, powers, duties and obligations of such predecessor Trustee, with like effect as if originally named as Trustee, but the Trustee ceasing to act shall nevertheless, at the request of the Corporation, or of the successor Trustee, and upon payment for any outstanding fees and expenses, execute, acknowledge and deliver such instruments of conveyance and further assurance and do such

other things as may reasonably be required to more fully and certainly vest and confirm in such successor Trustee all the right, title and interest of the predecessor Trustee in and to any property held by it under this Indenture, and shall pay over, assign and deliver to the successor Trustee any money or other property subject to the trusts and conditions herein set forth. Should any deed, conveyance or instrument in writing from the Corporation be required by such successor Trustee to more fully and certainly vest in and confirm to such successor Trustee any such estates, rights, powers and duties, any and all such deeds, conveyances and instruments in writing shall, on request, and so far as may be authorized by law, be executed, acknowledged and delivered by the Corporation. Any such successor Trustee shall promptly notify the Paying Agents of its appointment as Trustee.

11.12 Merger or Consolidation

Any company into which the Trustee or any Fiscal Agent may be merged or converted or with which it may be amalgamated or consolidated or any company resulting from any merger, conversion, amalgamation or consolidation to which it shall be a party or any company to which such Trustee or Fiscal Agent may sell or transfer all or substantially all of its corporate trust business, provided such company shall be a bank or trust company which is qualified to be a successor to such Trustee or Fiscal Agent under Section 11.10 or 11.14, as the case may be, and shall be authorized by law to perform all the duties imposed upon it by this Indenture, shall be the successor to such Trustee or Fiscal Agent without the execution or filing of any paper or the performance of any further act, anything herein to the contrary notwithstanding.

11.13 Adoption of Authentication

In case any of the Notes contemplated to be issued under this Trust Indenture and any Supplemental Indenture shall have been authenticated but not delivered, any successor Trustee may adopt the certificate or authentication of any predecessor Trustee so authenticating such Notes and deliver such Notes so authenticated, and in case any of such Notes shall not have been authenticated, any successor Trustee may authenticate such Notes in the name of the predecessor Trustee, or in the name of the successor Trustee, and in all such cases such certificate shall have the full force in which it is anywhere in such Notes or in this Trust Indenture or any Supplemental Indenture provided that the certificates of the Trustee shall have.

11.14 Resignation or Removal of Paying Agents and Appointment of Successors

(a) Any Paying Agent may at any time resign and be discharged of the duties and obligations created by this Trust Indenture or any Supplemental Indenture by giving at least sixty (60) days' written notice to the Corporation and Trustee. Any Paying Agent may be removed at any time, except during the continuance of an Event of Default, by an instrument to such effect filed with such Paying Agent and the Trustee and signed by an Authorized Officer of the Corporation. Any successor Paying Agent shall be appointed by the Corporation and shall be a bank or trust company having, on a consolidated basis with its parent corporation and Affiliates, a combined capital, surplus and retained earnings in excess of Fifty Million Dollars ($50,000,000.00), or otherwise acceptable to the Noteholders by a

Majority Resolution and willing and able to accept the office of Paying Agent on reasonable and customary terms and authorized by law to perform all of the duties imposed upon it by this Indenture.

(b) In the event of the resignation or removal of any Paying Agent, such Paying Agent shall pay over, assign and deliver any monies held by it as Paying Agent to its successor, or if there be no successor then appointed, to the Trustee. In the event that for any reason there shall be no Paying Agent at any time, the Trustee shall act as such Paying Agent.

11.15 Evidence of Signatures of Noteholders and Ownership of Notes

(a) Any request, consent or other instrument which this Trust Indenture or any Supplemental Indenture may require or permit to be signed and executed by the Noteholders may be in one or more instruments of similar tenor, and shall be signed or executed by such Noteholders in person or by their attorneys appointed in writing. Proof of (i) the execution of any such instrument, or of an instrument duly appointing any such attorney, or (ii) the holding by any Person of the Notes or coupons appertaining thereto, shall be sufficient for any purpose of this Indenture (except as otherwise herein or therein expressly provided) if made in the following manner, but the Trustee may nevertheless in its discretion require further or other proof in cases where it deems the same desirable:

(i) the fact and date of the execution by any Noteholder or his or her attorney of such instrument may be proved by the certificate, which need not be acknowledged or verified, of an officer of a bank or trust company satisfactory to the Trustee or of any notary public or other officer authorized to take acknowledgments of deeds to be recorded in the jurisdiction in which he or she purports to act, that the Person signing such request or other instrument acknowledged to him or her the execution thereof, or by an affidavit of a witness of such execution, duly sworn to before such notary public or other officer. The authority of the Person or Persons executing any such instrument on behalf of a corporate Noteholder may be established without further proof if such instrument is signed by a Person purporting to be the president or vice president of such corporation with a corporate seal affixed and attested by a Person purporting to be its secretary or an assistant secretary, and

(ii) the amount of coupon Notes not registered as to principal held by any Person executing such request or other instrument as a Noteholder, and the numbers and other identification thereof, and the date of his or her holding such Notes, may be provided by a certificate, which need not be acknowledged or verified, satisfactory to the Trustee, executed by an officer of a trust company, bank, financial institution or other depositary or member of the Investment Dealers Association of Canada wherever

situated, showing that at the date therein mentioned, such Person exhibited to such officer or had on deposit with such trust company, bank, institution, depositary or member the Notes described in such certificate. Continued ownership after the date stated in such certificate may be proved by the presentation of such certificate if the certificate contains a statement by such officer that such trust company, bank, institution, depositary or member held the Notes therein referred to on the date of the certificate and that they shall not be surrendered without the surrender of the certificate to such trust company, bank, institution, depositary or member except with the consent of such trust company, bank, institution, depositary or member and that such consent has not been given.

(b) The ownership of registered Notes and the amount, numbers and other identification, and date of holding the same shall be proved by the registers referred to herein. Any request, consent or vote of the owner of any Note shall bind all future owners of such Note in respect of anything done or suffered to be done by the Corporation or any Fiscal Agent in accordance therewith.

11.16 Preservation and Inspection of Documents

All documents received by the Trustee or any Fiscal Agent under the provisions of this Trust Indenture or any Supplemental Indenture shall be retained in its possession and shall be subject at all reasonable times to the inspection of the Corporation, any other Fiscal Agent and any Noteholder and their agents and their representatives, any of whom may make copies thereof.

11.17 Indemnification of Fiscal Agents

In addition to and without limiting any other protection of the Fiscal Agents hereunder or otherwise by law, the Corporation shall indemnify and save harmless the Fiscal Agents (including, without limitation, the Trustee or other Fiscal Agents appointed hereunder) and their directors, officers and employees from and against any and all liabilities, losses, claims, damages, penalties, actions, suits, demands, levies, costs, expenses and disbursements, including any and all reasonable legal and advisory fees and disbursements of whatever kind or nature, which may at any time be suffered by, imposed on, incurred by or asserted against the Fiscal Agents, whether groundless or otherwise, howsoever arising from or out of any act, omission or error of the Fiscal Agents, in connection with its acting as Trustee or fiscal agent hereunder, both before and after Default provided the Fiscal Agents have acted in good faith, without negligence and in substantial accordance with its obligations hereunder. Notwithstanding any other provision hereof, this indemnity shall survive the removal or resignation of any Fiscal Agent, the discharge of this Indenture and the termination of any trust created hereby.

11.18 Additional Provisions

(a) The Trustee will not be required to give any note or security in respect of the execution of the trusts and powers on this Indenture or otherwise in respect of the premises.

(b) The Trustee and any person related to the Trustee will not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

(c) Nothing herein contained will impose on the Trustee any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Trust Indenture or any Supplemental Indenture.

(d) The Trustee shall not be bound to give notice to any person of the execution hereof.

(e) The Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequences of any breach by the Corporation of any obligation herein contained or of any act of any director, officer, employee or agent of the Corporation.

(f) The Trustee, in its personal or any other capacity, may buy, lend upon and deal in the securities issued by the Corporation and generally may contract and enter into financial transactions with the Corporation or any related corporation without being liable to account for any profit made thereby.

(g) The Trustee represents to the Corporation that, other than acting as trustee of the Senior Subordinated Notes of the Corporation due November 29, 2008, at the time of execution and delivery of this Trust Indenture to the best of its knowledge, no material conflict of interest exists in the Trustee's role as a fiduciary under this Trust Indenture and agrees that in the event of a material conflict of interest arising hereafter it will, within ninety (90) days after ascertaining that it has such a material conflict of interest, either eliminate the same or resign its trusts hereunder to a successor Trustee approved by the Corporation. If any such material conflict of interests exists or hereafter shall exist, the validity and enforceability of this Indenture shall not be affected in any manner whatsoever by reason thereof.

(h) The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Trustee or the holders hereunder shall be conditional upon the Noteholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Trustee to risk or expend its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless funded and indemnified as aforesaid.

11.19 Trustee not Liable

The Trustee shall not be liable or in any way responsible for the consequence of any breach by the Corporation of any of its covenants herein provided the Trustee has acted in good faith, without negligence and in accordance with its obligations under this Indenture and with respect to the Notes.

ARTICLE 12
DEFEASANCE

12.1 Defeasance

(a) If payment of all principal of, premium, if any, and interest on all Outstanding Notes in accordance with their terms and this Indenture is made or provided for in accordance with Section 12.2 and if all other sums payable by the Corporation hereunder or thereunder (including any and all fees and expenses of all Fiscal Agents including the Trustee) shall be paid or provided for, then, subject to the further provisions of this Subsection 12.1(a), the Corporation shall be promptly and fully discharged and released from any and all of their obligations in respect of this Indenture, and all Outstanding Notes, in each case on the date the conditions set forth in Section 12.2 are satisfied (hereinafter, "**defeasance**"). For this purpose, such defeasance means that the Corporation shall be deemed to have paid and discharged the entire indebtedness represented by the Outstanding Notes, which shall thereafter be deemed to be "Outstanding" only for the purposes of Section 12.3 and the other Sections of this Trust Indenture referred to in Paragraphs (i), (ii) and (iii) below, and to have satisfied all its other obligations under such Notes and this Indenture insofar as such Notes are concerned (and the Trustee at the expense of the Corporation shall execute and deliver to the Corporation all such instruments as may be necessary to evidence such discharge and satisfaction) except for the following obligations which shall survive until otherwise terminated or discharged hereunder:

(i) the rights of holders of Outstanding Notes to receive, solely from the trust fund described in Section 12.2 and as more fully set forth in Section 12.2, payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due;

(ii) the Corporation's rights of redemption (to the extent such Notes are redeemable in accordance with their terms) and obligations with respect to such Notes;

(iii) the rights, powers, trusts, duties and immunities of each Fiscal Agent hereunder and under the Supplemental Indentures and the obligations of the Corporation under Section 11.6;

(iv) the indemnity under Section 11.17; and

(v) this Article 12.

(b) If payment of all principal of, premium, if any, and interest on all Outstanding Notes of a particular Series or a Class within a Series in accordance with their terms, this Indenture and the Supplemental Indenture authorizing such Series or Class is made, or is provided for in accordance with Section 12.2, and if all other sums payable by the Corporation hereunder or thereunder with respect to such Series or Class shall be paid or provided for, then, subject to the further provisions of this Subsection 12.1(b), the Corporation shall be promptly and fully discharged and released from any and all of their obligations in respect of the Supplemental Indenture authorizing such Series or Class, and all Outstanding Notes of such Series or Class, shall promptly cease to be for the benefit of the holders of such Series or Class of Notes, in each case on the date the conditions set forth in Section 12.2 are satisfied (hereinafter, "**series defeasance**"). For this purpose, such series defeasance means that the Corporation shall be deemed to have paid and discharged the entire indebtedness represented by the Outstanding Notes of such Series or Class, which shall thereafter be deemed to be "Outstanding" only for the purposes of Section 12.3 and the other Sections of this Indenture referred to in Paragraphs (i), (ii) and (iii) below, and to have satisfied all its other obligations under such Notes and the Supplemental Indenture authorizing such Series or Class insofar as such Notes are concerned (the Trustee at the expense of the Corporation shall execute and deliver to the Corporation all such instruments as may be necessary to evidence such discharge and satisfaction) except for the following obligations which shall survive until otherwise terminated or discharged hereunder:

(i) the rights of holders of such Notes to receive, solely from the trust fund described in Section 12.2 and as more fully set forth in Section 12.2, payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due;

(ii) the Corporation's rights of redemption (to the extent such Series or Class of Notes is redeemable in accordance with its terms) and obligations with respect to such Notes under Sections 3.7, 3.8, 3.9, 3.10 and 6.4;

(iii) the rights, powers, trusts, duties and immunities of the Trustee hereunder and of each Fiscal Agent under the Supplemental Indenture authorizing such Series or Class with respect to such Series or Class and the Corporation's obligations under Section 11.6 with respect to each such Fiscal Agent;

(iv) the indemnity under Section 11.17; or

(v) this Article 12.

12.2 Providing for Payment of Notes

Payment of all Outstanding Notes or all Outstanding Notes of a particular Series or of a particular Class within a Series may be provided for by complying with the following conditions:

(a) the Corporation shall have irrevocably deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 11.1 who shall agree to comply with the provisions of this Article 12 applicable to it) as trust funds in trust for the purpose of making the following payments, dedicated solely to, the benefit of the holders of such Notes, money in the currency of such Notes or non-callable Central Government Obligations which are in the currency of such Notes and which through the scheduled payment of principal and interest (without reinvestment thereof) in respect of such Central Government Obligations in accordance with their terms shall provide, either alone or in combination with such money and not later than the due date of any payment of principal of, premium, if any, or interest on such Notes, money in the currency of such payment and in an amount sufficient, in the opinion of an Independent Accountant expressed in a certificate delivered to the Trustee, to pay and discharge when due, whether at maturity or upon fixed Redemption Dates, the principal of, premium, if any, and interest on such Notes, and the Corporation shall have irrevocably instructed the Trustee or other Paying Agent or Fiscal Agent (or such other trustee), in writing, to apply such money and/or proceeds of such Central Government Obligations to such payments with respect to such Notes. Before making such a deposit, the Corporation may give to the Trustee a notice of its election to redeem all of such Notes, to the extent redeemable in accordance with their terms, which notice shall be irrevocable. Such irrevocable notice of redemption, if given, shall be given effect in applying the foregoing. If any such Notes are not subject to redemption within forty-five (45) days after the making of such a deposit, at the time of making such a deposit, the Corporation shall give to the Trustee, in form satisfactory to it, irrevocable instructions to notify the holders of such Notes that payment of such Notes has been provided for pursuant to this Article 12;

(b) the Corporation shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders of such Notes shall not recognize a gain or loss for Canadian or U.S. federal income tax purposes as a result of such deposit, defeasance (or Series or Class defeasance, as the case may be) or discharge and shall be subject to Canadian and U.S. federal income tax on the same amount, in the same manner and at the same time as would have been the case if such deposit, defeasance (or Series or Class defeasance, as the case may be) and discharge had not occurred;

(c) no Event of Default with respect to such Notes shall have occurred and be continuing on the date such deposit is made;

(d) the Corporation shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the defeasance (or Series or Class defeasance, as the case may be) under Section 12.1 have been satisfied; and

(e) the Corporation shall have delivered to the Trustee an Officer's Certificate stating that, after the deposit is made, the Corporation is not insolvent and that there is no intent to confer a benefit on the beneficiaries of the trust.

12.3 Deposit to Be Held in Trust

All money and Central Government Obligations (including the proceeds thereof) deposited with the Trustee (or other trustee referred to in Section 12.2) pursuant to Section 12.2 in respect of all Outstanding Notes or all Outstanding Notes of a particular Series or Class shall be held in trust and applied by the Trustee (or such other trustee, as the case may be), in accordance with the provisions of such Notes, this Trust Indenture and the applicable Supplemental Indentures, to the payment, either directly or through any Fiscal Agent as the Trustee (or such other trustee, as the case may be) may determine, to the holders of such Notes, when due, of all sums due and to become due in respect of the principal of, premium, if any, and interest on such Notes.

12.4 Reinstatement

If the Trustee or any Fiscal Agent is unable to apply any money, any Central Government Obligations or the proceeds thereof in accordance with Section 12.3 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Corporation's obligations under this Trust Indenture, the applicable Supplemental Indentures and all Outstanding Notes or all Outstanding Notes of the applicable Series or Class, as the case may be, shall be revived and reinstated as though no deposit had occurred pursuant to Section 12.2, until such time as the Trustee or such Fiscal Agent is permitted to apply all such money, Central Government Obligations and proceeds in accordance with Section 12.3; provided, however, that if the Corporation makes any payment of principal of, premium, if any, or interest on any such Note following the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the holders of such Note to receive such payment from the money, Central Government Obligations and proceeds thereof held by the Trustee.

12.5 Indemnity

The Corporation shall pay and indemnify the Trustee (or other trustee referred to in Section 12.2) against all taxes, fees or other charges imposed on or assessed against the Central Government Obligations deposited pursuant to Section 12.2 or the principal and interest received in respect thereof.

ARTICLE 13
MISCELLANEOUS

13.1 Funds Held for Particular Notes and Coupons

(a) The amounts held by any Fiscal Agent for the payment of the interest, principal or redemption price or accrued interest or any other amount due on any date with respect to particular Notes or coupons shall, on and after such date and pending such payment, be set aside on its books and held in trust by it for the holders of the Notes and coupons entitled thereto and for the purposes of this Trust Indenture and the applicable Supplemental Indentures, such interest, principal, redemption price or other amount, after the due date thereof, shall no longer be considered to be unpaid.

(b) If all Outstanding Notes shall have been defeased in accordance with Article 12, at the request of the Corporation all monies held by any Paying Agent shall be paid over to the Corporation as its absolute property.

(c) Anything in this Indenture to the contrary notwithstanding, any monies held by a Fiscal Agent in trust for the payment and discharge of any of the Notes or coupons which remain unclaimed for six years after the date when such Notes have become due and payable, either at their stated maturity dates or by call for earlier redemption shall, at the written request of the Corporation, be repaid by the Fiscal Agent to the Corporation, as its absolute property, and the Fiscal Agent shall thereupon be released and discharged, but, before being required to make any such payment to the Corporation, the Corporation shall cause to be published at least twice, at an interval or not less than seven days between publications, in the Authorized Newspapers notice that said monies remain unclaimed and that, after a date named in said notice, which date shall be not less than ten nor more than twenty (20) days after the date of the first publication of such notice, the balance of such monies then unclaimed shall be returned to the Corporation.

13.2 No Recourse under Indenture or on Notes

All covenants, stipulations, promises, agreements and obligations of the Corporation contained in this Indenture shall be deemed to be the covenants, stipulations, promises, agreements and obligations of the Corporation and not of any member, director, officer or employee of the Corporation in its or his or her individual capacity, and no recourse shall be had for the payment of the principal or redemption price of or interest on or any other amount owing in respect of the Notes or for any claim based thereon or on this Indenture against any member, director, officer or employee of the Corporation or any natural Person executing the Notes.

13.3 Judgment Currency

(a) If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder to a holder or holders of any Notes or to the Trustee from the

currency in respect of which any such Indebtedness are owed (the "**Original Currency**") into the currency in which a court of competent jurisdiction may render judgment in connection with any litigation relating to the payment of the Indebtedness under this Indenture (the "**Judgment Currency**"), the Corporation agrees, to the fullest extent that it may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Trustee could purchase the Original Currency with the Judgment Currency on the Business Day preceding that on which final judgment is paid or satisfied.

(b) The obligations of the Corporation in respect of any sum due in the Original Currency from it to a holder or holders of any Notes or to the Trustee shall, notwithstanding any judgment in any Judgment Currency, be discharged only to the extent that on the Business Day following receipt by a holder or holders of any Notes or by the Trustee of any sum adjudged to be so due in such Judgment Currency, such holder or holders or the Trustee may in accordance with normal banking procedures purchase the sum due in the Original Currency with the amount awarded in the judgment in the Judgment Currency. If the amount so purchased in the Original Currency is less than the sum originally due to a holder or holders of any Notes or to the Trustee in the Original Currency, the Corporation agrees, as a separate obligation and notwithstanding any such judgment, to indemnify each of such holders or the Trustee against such loss and if the amount so purchased in the Original Currency exceeds the sum originally due to a holder or holders of any Notes or to the Trustee in the Original Currency, each of such holders or the Trustee agree to remit such excess to the Corporation.

13.4 Attornment/Service

(a) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any Ontario court in any action or proceeding arising out of or relating to this Indenture, and hereby irrevocably agree that all claims in respect of any such action or proceeding may be heard and determined in such Ontario court. The parties hereto hereby irrevocably waive, to the fullest extent they may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Section 13.4 shall affect the right of the Trustee or a holder of any Notes to serve legal, process in any other manner permitted by law or affect the right of the Trustee or a holder of any Notes to bring any action or proceeding against the Corporation or their property in the courts of other jurisdictions.

(b) The parties hereto irrevocably and unconditionally submit to the exclusive jurisdiction of (i) the courts and administrative tribunals of the Province of Ontario, and (ii) any administrative proceeding in the Province of Ontario, in any proceeding arising out of or related to the distribution of the Notes.

13.5 Applicable Legislation

If and to the extent that any provision of this Trust Indenture limits, qualifies or conflicts with a mandatory requirement of the Applicable Legislation, such mandatory requirement shall prevail. The Corporation and the Trustee agree that each will at all times in relation to this Trust Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefits of the Applicable Legislation.

13.6 Counterparts

This Trust Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

13.7 Effective Date

This Trust Indenture shall take effect immediately upon its execution by the Corporation and the Trustee.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

SASKATCHEWAN WHEAT POOL INC.

By: "Ray Dean"

Name: Ray Dean

Title: Vice President and General Counsel/Corporate Secretary

By: "Grant Theaker"

Name: Grant Theaker

Title: Treasurer

CIBC MELLON TRUST COMPANY

By: "R. Massender"

Name: Roberta Massender

Title: Manager, Corporate Trust

c/s

By: "R. Inkster"

Name: Robert Inkster

Title: Account Manager, Bonds